                                                  PURSUANT TO RULE NO. 424(b)(5)
                                                  REGISTRATION NO. 333-00340

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 9, 1996

                               2,700,000 SHARES

[LOGO]             CHARLES E. SMITH RESIDENTIAL REALTY, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                ---------------
  Charles E. Smith Residential Realty, Inc. is a self-administered and self-managed public equity real estate investment trust ("REIT") that is engaged primarily in the acquisition, development, management and operation of multifamily properties in the Washington, D.C. metropolitan area. As of December 31, 1996, the Company owned 41 multifamily apartment communities containing a total of 15,200 units (the "Multifamily Properties") and two retail centers containing approximately 436,000 square feet of retail space (the "Retail Properties"), all located in the Washington, D.C. metropolitan area. Since its initial public offering ("IPO") in mid-1994, the Company has increased its multifamily residential portfolio by 3,365 apartment units, or approximately 28.4%, through acquisitions and development. The Company currently has pending additional acquisitions totaling 1,828 apartment units as well as several development projects in various planning stages.

  The 2,700,000 shares of Common Stock of the Company offered hereby are being sold by the Company. After giving effect to this offering, the senior members of the Company's management and their families will own Common Stock and units of limited partnership interest in the Operating Partnership which may be exchanged for Common Stock (the "Operating Partnership Units") representing approximately 18.3% of the total outstanding equity of the Company on a fully-converted basis. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SRW." The last reported sale price for the Common Stock on the NYSE on February 12, 1997 was $28.375 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.

                                ---------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                             PUBLIC     UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................    $28.375        $1.49       $26.885
Total(3)................................  $76,612,500    $4,023,000  $72,589,500

-------
(1) The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $425,000.
(3) The Company has granted the Underwriters an option exercisable for 30 days to purchase up to 405,000 additional shares of Common Stock at the public offering price per share less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total public offering price, underwriting discount and proceeds to the Company will be $88,104,375, $4,626,450 and $83,477,925, respectively. See
    "Underwriting."
                                ---------------
  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about February 19, 1997 against payment therefor.

GOLDMAN, SACHS & CO.
     DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION
                      LEGG MASON WOOD WALKER
                                  INCORPORATED
                                      PRUDENTIAL SECURITIES INCORPORATED

                                ---------------
         The date of this Prospectus Supplement is February 12, 1997.

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes that the Underwriters' overallotment option is not exercised. As used herein, the term "Company" includes Charles E. Smith Residential Realty, Inc., a Maryland corporation, Charles E. Smith Residential Realty L.P. (the "Operating Partnership") and/or one or more of its subsidiaries, as appropriate, the term "Common Stock" refers to the common stock, par value $.01 per share, of the Company and the offering of Common Stock made hereby is herein referred to as the "Offering." This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" beginning on page 2 of the accompanying Prospectus.

                                  THE COMPANY

  Charles E. Smith Residential Realty, Inc. is a public equity REIT that is engaged primarily in the acquisition, development, management and operation of multifamily properties in the Washington, D.C. metropolitan area. Together with its subsidiaries, the Company is a fully integrated real estate organization with in-house acquisition, development, financing, marketing, leasing and property management expertise. The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all of the Company's properties (the "Properties"), property interests, and business assets are owned by, and its operations are conducted through the Operating Partnership and its subsidiaries. As of December 31, 1996, the Company owned 41 multifamily apartment communities containing a total of 15,200 units (the "Multifamily Properties") and two retail centers containing approximately 436,000 square feet of retail space (the "Retail Properties").

  The Company's primary business is to acquire, develop, own and manage high quality multifamily properties for income generation and long-term value appreciation. Since its IPO, the Company has increased its multifamily portfolio by 3,365 apartment units, or approximately 28.4%, through acquisitions and development. The Company currently has pending additional acquisitions totaling 1,828 apartment units as well as several development projects in various planning stages.

  All of the Properties are located in the Washington, D.C. metropolitan area, which traditionally has been, and which the Company believes will continue to be, among the strongest regions in the United States for multifamily rental properties. The region is the country's fifth largest employment market with more than 2.9 million jobs, according to a report prepared by the U.S. Dept. of Commerce, Bureau of Economic Analysis, released in mid-1996. The same source projects that 648,000 jobs will be added in the region over the period from 1993 to 2005, an average increase of over 50,000 jobs annually. This is the third largest projected employment increase of all U.S. cities.

  The multifamily apartment market in the Washington, D.C. metropolitan area had an average occupancy rate of 96.4% in January 1997 and is forecasted to have an average occupancy rate between 96.4% and 97.0% in the 1997 to 2001 period, according to surveys and analysis of investment grade apartment properties conducted by the REIS Reports, Inc. The average occupancy rate of the Company's core residential portfolio properties (consisting of all properties owned by the Company as of December 31, 1994) of 97.0% in 1996 exceeded the reported averages.

  The Company is the sole general partner and owned approximately 45% of the Operating Partnership Units as of December 31, 1996. The other limited partners of the Operating Partnership are the former limited and general partners of partnerships that owned the properties, and the former owners of certain property service businesses, acquired by the Operating Partnership either at the time of its formation in June 1994 or at various times thereafter. In addition, the Operating Partnership owns 100% of the nonvoting common stock, which represents 99% of the total economic interest, of three operating companies (collectively, the "Property Service Businesses") which provide property services to the Properties and to multifamily, retail, and office properties owned by affiliated and other third parties.

  The Company and its predecessor have been in operation since 1946. After giving effect to this Offering, the senior members of the Company's management and their families will own approximately 18.3% of the total outstanding equity of the Company (including Common Stock and Operating Partnership Units).

                          RECENT FINANCIAL PERFORMANCE

  The Company reported an increase of $3.5 million, or 17.1%, in consolidated funds from operations ("FFO") for the year ended December 31, 1996. FFO for 1996 was $23.9 million compared to $20.4 million for the year ended December 31, 1995. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring, and distributions in excess of earnings allocated to holders of Operating Partnership Units other than the Company (the "Other Operating Partnership Unitholders"), plus depreciation/amortization of assets unique to the real estate industry. The Company considers FFO a meaningful measure of the operating performance of an equity REIT because it is generally recognized by industry analysts. Net income of the Company increased from $7.5 million, or $.81 per share, for 1995 to $11.0 million, or $1.11 per share, for 1996. The weighted average number of shares of Common Stock and Operating Partnership Units and equivalents outstanding was 21,602,955 and 21,907,632 for the years ended December 31, 1995 and December 31, 1996, respectively. Revenues from rental properties increased 14.7%, or $21.4 million, from $144.9 million for 1995 to $166.3 million for 1996.

                    OPERATING PHILOSOPHY AND GROWTH STRATEGY

  The Company's operating philosophy is to provide a quality living experience for its residents by offering high-quality locations, buildings and amenities, and caring, responsive service. The Company believes that this will give its Properties superior appeal to both current and prospective residents, resulting in high occupancy, premium rents, and low turnover and position the Company to most effectively achieve its corporate objectives of strong revenue growth and annual increases in FFO and shareholder value. To achieve these corporate objectives, the Company is pursuing three primary strategies for growth:

  . INCREASE INTERNAL GROWTH--through a broad combination of initiatives designed to achieve stronger revenue growth and increased organizational and operational efficiencies.

  . INCREASE EXTERNAL GROWTH--through increased acquisition and development activity, including geographic expansion into additional metropolitan markets with characteristics that will allow the Company to benefit from its competitive advantages in high-rise property expertise and Operating Partnership Unit exchange transactions.

  . INCREASE FINANCIAL FLEXIBILITY TO FUND GROWTH--through a combination of additional equity capital, lower payout and debt ratios, and lower cost credit.

INCREASE INTERNAL GROWTH

  The Company seeks to maximize the cash flow from its Properties by optimizing the trade-off between increasing rental rates and maintaining high occupancy levels. Consistent with this strategy, the Company maintains above-market average rental rates and occupancy levels. Rental rate increases are being augmented by a number of new initiatives. To take advantage of higher profits generated by furnished apartments over traditional leases the Company is expanding its furnished rental apartment program, "Smith Corporate Living," from approximately 400 units presently to 800 units by the end of 1998. The Company has also increased revenues by initiating policies such as charging move-in fees in lieu of refundable security deposits and premiums for month-to-month leases, which together are expected to result in additional revenues of at least $1 million in 1997.

  The Company has also taken steps to improve organizational and operational efficiencies. Beginning in November 1996, the Company began to outsource the cleaning of its Multifamily Properties, thereby reducing on-site staff and creating a projected annual savings of approximately $700,000. In addition, outsourcing provides resident managers with more time to focus on residents' needs, leasing activity and competing properties. The Company has also realigned senior property management by submarket to enhance decision-making and to provide more flexibility in adapting its strategies to meet submarket conditions. The realignment included moving more decision-making responsibilities to resident managers who are in closer contact with the residents, thereby permitting a reduction in the number of property management staff. This change is projected to result in an annual savings of approximately $300,000. The Company is centralizing its procurement process, reducing the number of vendors it uses and negotiating partnering relationships with selected vendors to increase operating and management efficiencies and reduce costs.

  The Company is also pursuing strategic capital investments in its Properties such as garages, gated communities, fitness/business centers and lobby renovations as well as potential dispositions that will enable the Company to achieve higher returns on invested capital.

INCREASE EXTERNAL GROWTH

  The Company intends to increase its external growth by expanding both its acquisition and its development programs. The Company expects to continue to aggressively pursue its acquisition and development activities in its current market, and also expand its efforts geographically into additional metropolitan markets where the Company believes it will have a competitive advantage as an operator of high-rise and mid-rise metropolitan properties.

  The Company believes that its status as a publicly traded REIT conducting business through the Operating Partnership enhances its ability to acquire both existing properties and development land, by providing it with the flexibility to structure transactions that are mutually beneficial to the Company and the seller. The Company believes that its ability to use Operating Partnership Units as consideration in acquisitions structured to provide sellers deferral of current federal income taxation on gains permits it to make acquisitions that otherwise may not be economically feasible for the seller. Since its IPO, the Company has acquired 10 Multifamily Properties containing 3,045 apartment units, of which 1,068 apartment units were exchanged for Operating Partnership Units, for a total investment in acquired properties of approximately $178.0 million. In addition, the Company has another 1,828 apartment units which it expects to acquire in the first quarter of 1997 for a combination of equity in the form of Operating Partnership Units, assumption of debt and a small amount of cash.

 ACQUISITION STRATEGY

  The Company seeks to acquire properties that are located in established metropolitan submarkets and that it believes can benefit from the Company's management expertise, and in many cases from physical renovations and improvements, to attain improved financial performance. The Company believes that its experience in acquiring both high-rise and garden style properties gives it a competitive advantage over other public REITs active in its market that focus primarily on garden properties. The Company particularly seeks properties of longer term owners with low or negative basis, where the ability of the Company to exchange Operating Partnership Units for the property provides an advantage to the seller. The Company believes that this approach reduces potential competition, enabling it to charge rents and maintain occupancy levels that result in higher returns over the long term.

 GEOGRAPHIC EXPANSION

  In addition to continuing acquisition activities in its current market, the Company is evaluating and pursuing opportunities in other markets. The Company's strategy is to acquire both high-rise and garden-style properties or portfolios with characteristics similar to the Company's portfolio, with an emphasis on operating companies with existing management capabilities and operating philosophies similar to the Company's. The Company intends to acquire well-located, high-quality properties in markets that offer opportunities for profitable investment because of the strengths of the local economies and the prospects for long-term growth in excess of industry averages. The Company believes that such geographic diversification will permit faster portfolio growth and will reduce the Company's dependence on the economic growth of a single market.

 PENDING ACQUISITIONS

  The Company, through the Operating Partnership, has executed agreements to acquire three properties, containing 1,828 apartment units, for approximately $129 million (subject to adjustment under certain circumstances) (the "Pending Acquisitions"), which upon acquisition will result in an increase in the Company's multifamily portfolio by 44% since the IPO, for a total of 17,028 apartment units. The Pending Acquisitions are subject to certain conditions, and there can be no assurance that any of these acquisitions will be completed. Robert H. Smith is a general and limited partner of two of the partnerships that own the properties and Robert P. Kogod is a limited partner of two of the partnerships. Messrs. Smith and Kogod are Co-Chairmen and Co-CEOs of the Company. These properties will be acquired through a combination of equity in the form of Operating Partnership Units, assumption of debt and a small amount of cash. The acquisition of the Crystal Plaza and Crystal Towers properties will consolidate the ownership by the Company of all of the Smith-developed multifamily communities in Crystal City and will increase by 64.4% the number of apartment units that the Company owns in Crystal City, Virginia.

    . CRYSTAL PLAZA. The Company has executed an agreement to acquire Crystal Plaza, a 540-unit luxury high-rise property located in Crystal City, Virginia for a total cost of approximately $43.0 million, consisting of Operating Partnership Units with a value of $8.9 million (subject to adjustment under certain circumstances), the assumption of $33.0 million of debt, other acquisition costs and a fair value adjustment to debt. The property is currently subject to a 5.1% net profits interest in favor of an unaffiliated third party. The Company has reached an agreement in principle to acquire such net profits interest in exchange for Operating Partnership Units with a value of $0.5 million; however, it may elect to acquire the property subject to such net profits interest. In the first year after acquisition, the Company expects to realize an unleveraged yield on capitalized costs of 9.15% after estimated recurring capital expenditures. Messrs. Smith and Kogod and family have a 17.19% interest in the partnership that owns Crystal Plaza. The average monthly revenue per apartment unit for Crystal Plaza was $1,105 in 1995 and $1,167 in 1996 and its average occupancy (calculated beginning on the rent commencement date) was 98.8% in 1995 and 98.7% in 1996. Crystal Plaza was developed and managed by the Smith Companies, the predecessor to the Company, with the same quality standards as the Properties in the Company's portfolio.

    . CRYSTAL TOWERS. The Company has executed agreements to acquire Crystal Towers, a 912-unit luxury high-rise property located in Crystal City, Virginia for a total cost of approximately $69.7 million, including consideration of Operating Partnership Units valued at $24.1 million (subject to adjustment under certain circumstances) the assumption of $46.0 million of debt, approximately $1.6 million in cash and certain acquisition costs, reduced by a fair value adjustment to debt and the transfer of cash reserves. In the first year after acquisition, the Company expects to realize an unleveraged yield on capitalized costs of 9.19% after estimated recurring capital expenditures. The average monthly revenue per apartment unit for Crystal Towers was $1,002 in 1995 and $1,047 in 1996 and its average occupancy was 97.7% in 1995 and 97.6% in 1996. Crystal Tower was developed and managed by the Smith Companies, with the same quality standards as the Properties in the Company's portfolio. Messrs. Smith and Kogod and family have a 4.86% ownership interest in the partnership that has a 93% ownership interest in Crystal Towers, and the cash purchase of the remaining 7% of the property will be made pursuant to purchase rights assigned (at no cost to the Company) from a partnership controlled by Messrs. Smith and Kogod.

    . THE KENMORE. The Company has also executed an agreement to acquire The Kenmore, a 376-unit property located on Connecticut Avenue in northwest Washington, D.C., for a total cost of approximately $16.0 million (subject to adjustment for changes in the market value of Operating Partnership Units), at an unleveraged yield after estimated recurring capital expenditures of 9.07%. Completion of this acquisition is subject to a waiver by the tenants of their right to purchase the property. The Kenmore will be acquired for a combination of equity in the form of Operating Partnership Units and the assumption of debt. The Kenmore acquisition will increase the percentage of the Company's multifamily residential portfolio in northwest Washington, D.C. to 16.7%.

   RECENT ACQUISITIONS

    During 1996, the Company, through the Operating Partnership, acquired four
properties   containing 1,049 apartment units.

    . CHARTER OAK. The Company acquired Charter Oak, a 262-unit garden style Property in Reston, Virginia in March 1996, for approximately $13.7 million cash and 22,059 Operating Partnership Units valued at $0.5 million (based on the market price of the Company's stockon the date of the acquisition). Charter Oak is located in Virginia's fast growing high-techcorridor along the Dulles Access Road. The community is adjacent to a golf course, within walking distance of Reston Town Center (a major retail and office complex) and is one block from Sallie Mae's new 400,000 square foot headquarters. More than 80% of the apartment units were renovated by the prior owner during 1994 and 1995, and the Company is completing the renovation program. During the fourth quarter of 1996, Charter Oak had an average occupancy of approximately 97.1% and average monthly rental revenue per apartment unit of approximately $873.

    . GOVERNOR SPOTSWOOD. In March 1996, the Company acquired Governor Spotswood (renamed Boulevard of Old Town Phase II), a 47-unit Property in Old Town, Alexandria for approximately $2.8 million in cash. This acquisition enables the Company to further enhance operating efficiencies among its Old Town, Alexandria Properties by combining management with its sister Property, Boulevard of Old Town, which the Company acquired in 1995. Built in 1941, this Property was completely renovated by the prior owner and is adjacent to specialty boutique retailers and first class restaurants in historic Old Town, Alexandria. During the fourth quarter of 1996, Governor Spotswood had an average occupancy of approximately 96.2% and average monthly rental revenue per apartment unit of approximately $798.

    . VAN NESS SOUTH. The Company acquired Van Ness South, a 625-unit high-rise Property in northwest Washington, D.C. in July 1996 for $41.8 million in cash. The Property is an 11-story, luxury high-rise located within walking distance of the Van Ness Metrorail station. This Property's amenities include three levels of underground parking, a large outdoor swimming pool and a new fitness center. The Company believes that the proximity of the Van Ness South Property to the Company's nearby high-rise Properties will result in greater management and marketing efficiencies. During the fourth quarter of 1996, Van Ness South had an average occupancy of approximately 98.4% and average monthly rental revenue per apartment unit of approximately $994.

    . 1841 COLUMBIA ROAD. In August of 1996, the Company acquired 1841 Columbia Road, a 115-unit apartment Property located in northwest Washington, D.C. for $5.3 million, consisting of assumed debt of $3.3 million and 79,600 Operating Partnership Units valued at $2.0 million (based on the market price of the Company's stock on the date of the acquisition). The eight-story high-rise is located near the Woodley Park Metrorail station in Washington, D.C.'s Adams Morgan section. The Property includes approximately 16,000 square feet of street-level retail space; among the tenants are a NationsBank branch office and several restaurants. During the fourth quarter of 1996, the Property had an average occupancy of approximately 97.5% and average monthly rental revenue per apartment unit of approximately $600.

 DEVELOPMENT PROGRAM

  The Company and its predecessor, which commenced operations in 1946, have been recognized as development leaders in the apartment industry and have developed their properties for long-term ownership and operation. The Company's approach to development has been to design and build high quality properties in advantageous locations for superior long-term performance and appreciation in value. The Company's development strategy is to seek sites in stronger submarkets which are infill locations in mature neighborhoods or which offer unique competitive advantages such as Metrorail access, superior amenities, and limited land for competing development. The Company believes that this approach will limit potential competition from other apartment communities and enable it to obtain rents and occupancy levels that result in higher returns over the long-term.

  The Company believes that development of multifamily properties in its primary market has the potential to provide investment returns over the long term that exceed national averages, because this market is projected to have greater future employment and population growth than most other metropolitan areas. The Company's development program is anticipated to deliver approximately 750 apartment units annually in the years ahead in its present market. In the future, the Company also plans to pursue development in other geographic markets as its presence in those markets is solidified through integration of acquisitions.

 RECENT DEVELOPMENT ACTIVITY

  The Company has executed a contract to purchase for $9.5 million approximately 17 acres of land for the development of a 630-unit multi-phase low and mid-rise apartment community in Springfield, Virginia. The site is strategically located adjacent to a new Metrorail and commuter rail station and a regional shopping mall, and offers convenient access to the I-495 Capital Beltway and I-395, a major route into Washington, D.C. Budgeted costs for this project are expected to be approximately $59.1 million and construction is scheduled to commence early in the summer of 1997, as soon as proffer agreements are concluded with government agencies. In addition, the Company is currently engaged in pre-development activities on two additional development sites which are in desirable submarkets. One site is a residential development site in Reston, Virginia, and the other is an infill site in northwest Washington, D.C.

  In 1994, the Company began construction of Westerly at Worldgate Apartments, a 320-unit, garden-style, multifamily apartment complex in Fairfax County, Virginia. The first units were ready for occupancy in the spring of 1995, and the project was completed in the fourth quarter of 1995. During the second quarter of 1996, the Westerly at Worldgate reached stabilization with a yield of approximately 10.4% on capitalized costs of $24.1 million.

INCREASE FINANCIAL FLEXIBILITY

  The Company believes that the completion of the Offering and the expected closing of the non-recourse secured credit facility described below will result in a more conservative and flexible capital structure, which will lower its overall cost of capital, enable it to access additional sources of long-term financing and provide additional liquidity to pursue its growth strategy.

  The Company's debt-to-total market capitalization ratio based on the Company's pro forma debt as of September 30, 1996 (see "Charles E. Smith Residential Realty, Inc. Pro Forma Consolidated Balance Sheet") and based on the closing price per share of Common Stock of $28.375 on February 12, 1997, will be 43.0%. The Company intends to limit its debt-to-total market capitalization ratio to no greater than 60% at the time of incurrence. Following completion of the Offering and the Pending Acquisitions, the Company could incur approximately $559 million of additional debt without exceeding a 60% debt-to-total market capitalization ratio, based on the closing price per share of Common Stock of $28.375 on February 12, 1997.

  The Company is negotiating a $75 million to $100 million non-recourse secured credit facility to be used to repay the outstanding balance on the Company's $100 million line of credit during the first quarter of 1997. This facility may be either a short-term 3-year variable rate facility based on the London Interbank Offered Rate ("LIBOR") or a long-term fixed rate facility that will convert to unsecured at the time the Company receives an investment grade rating. There can be no assurance that the Company will complete such financing, or that if such financing is received, it will be on the terms described above.

                                  THE OFFERING

Common Stock offered          2,700,000
hereby......................
Common Stock to be
 outstanding after the
 Offering(1)................ 12,774,211
Common Stock and Operating
 Partnership Units to be
 outstanding after the
 Offering (2)............... 24,712,755
Use of Proceeds.............  For the repayment of certain indebtedness that will be assumed in the Pending Acquisitions and
                              other acquisition costs in connection therewith,
                              the repayment of a portion of the outstanding
                              indebtedness under certain of the Company's lines
                              of credit and general corporate purposes.
New York Stock Exchange
 Symbol.....................  "SRW"
--------
(1) See "Price Range of Common Stock and Dividend History" herein.
(2) Includes 12,774,211 Operating Partnership Units owned by the Company; does not include Units to be issued in connection with the Pending Acquisitions which have a value of approximately $47.9 million (subject to adjustment under certain circumstances). See "Charles E. Smith Residential Realty, Inc. Pro Forma Consolidated Financial Statements."

                            SELECTED FINANCIAL DATA

  The Company's consolidated selected financial and other data are presented on an historical basis for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994, and on a pro forma basis for the nine months ended September 30, 1996 and the year ended December 31, 1995. The Company's balance sheet data are presented on an historical basis as of September 30, 1996 and 1995 and December 31, 1995 and 1994 and on a pro forma basis as of September 30, 1996. Pro forma operating and other data are presented as if the Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed as of the beginning of the periods presented. Pro forma balance sheet data are presented as if the Offering, the Pending Acquisitions and certain other transactions described in the pro forma financial statements and notes thereto included elsewhere herein had been completed on September 30, 1996. See "Charles E. Smith Residential Realty, Inc. Pro Forma Consolidated Financial Statements."

  The selected financial information as of and for the nine months ended September 30, 1996 and 1995 is derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) that are necessary for a fair presentation of financial position and results of operations.

       CHARLES E. SMITH RESIDENTIAL REALTY, INC. AND THE SMITH COMPANIES

                                                                                          SMITH
                                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.            COMPANIES
                          ------------------------------------------------------------- ----------
                               NINE MONTHS ENDED             YEAR ENDED
                                 SEPTEMBER 30,              DECEMBER 31,     HISTORICAL HISTORICAL
                          ----------------------------  --------------------  JUNE 30,  JANUARY 1,
                                       HISTORICAL                 HISTORICAL  1994 TO    1994 TO
                          PRO FORMA ------------------  PRO FORMA ----------  DECEMBER   JUNE 29,
                           1996(1)    1996      1995     1995(1)     1995     31, 1994     1994
                          --------- --------  --------  --------- ---------- ---------- ----------
                                    (DOLLARS IN THOUSANDS EXCEPT PER UNIT/SHARE DATA)
OPERATING DATA
Rental properties
 Revenues(2)............  $144,701  $122,814  $106,096  $177,218   $144,909   $ 67,391   $ 63,496
 Expenses...............    82,386    70,091    60,304   100,456     81,885     38,197     36,039
Equity in income of
 Property Service
 Businesses.............     4,423     4,789     4,141     6,415      6,868      3,785      2,798
Corporate general &
 administrative
 expenses...............     2,207     2,207     2,034     2,842      2,842      1,171      1,550
Interest income.........       726       726       999     1,424      1,424        825        970
Interest expense........    35,018    32,248    27,193    43,191     37,421     17,392     24,798
Income/(loss) before
 extraordinary items....    30,239    23,783    21,705    38,568     31,053     15,241    (10,700)
Net income/(loss) of the
 Operating Partnership..  $ 30,239  $ 23,783  $ 21,705  $ 38,568   $ 31,053   $ 15,241   $(25,895)
                          --------  --------  --------  --------   --------   --------   --------
Net income attributable
 to shareholders(5).....  $ 14,477  $  6,010  $  4,151  $ 17,753   $  7,529   $  6,532
                          --------  --------  --------  --------   --------   --------
Net income per
 share(3)...............  $   1.15  $   0.61  $   0.45  $   1.48   $   0.81   $   0.72
OTHER DATA
Funds from
 Operations(4):
Net Income of the
 Operating Partnership..  $ 30,239  $ 23,783  $ 21,705  $ 38,568   $ 31,053   $ 15,241
Plus
 Depreciation and
  amortization of rental
  property..............    16,459    13,476    11,915    20,626     16,258      7,738
                          --------  --------  --------  --------   --------   --------
Funds from Operations of
 the Operating
 Partnership............  $ 46,698  $ 37,259  $ 33,620  $ 59,194   $ 47,311   $ 22,979
                          ========  ========  ========  ========   ========   ========
Funds from Operations
 attributable to
 shareholders(5)........  $ 22,368  $ 16,819  $ 14,332  $ 27,229   $ 20,391   $  9,848
Net cash flows provided
 by (used in):
 Operating activities...            $ 37,418  $ 35,582             $ 51,751   $ 26,341
 Investing activities...             (71,114)  (52,253)             (66,995)   (34,115)
 Financing activities...              27,804    (1,217)               6,372     26,124
Cash dividends per
 share..................            $   1.47  $  1.425             $  1.915   $   0.48
Average residential
 occupancy rate(6)......                97.2%     97.1%                97.2%      97.8%
Average monthly revenue
 per apartment unit(7)..            $    881  $    851             $    862   $    845
Number of apartment
 units--core portfolio..              12,462    12,462               11,834     11,834
BALANCE SHEET DATA
Rental properties--
 net(8).................  $609,730  $471,027  $391,542             $414,490   $315,213
Total assets............   661,629   523,813   446,920              469,322    391,189
Mortgage loans..........   461,443   416,911   414,158              413,973    383,821
Shareholders'
 equity/partners'
 (deficit)(8)...........    39,570   (37,438)  (32,178)             (31,623)   (37,520)

                     FOOTNOTES TO SELECTED FINANCIAL DATA

1. Pro forma consolidated financial information as of and for the nine months ended September 30, 1996 and the year ended December 31, 1995 are presented as if the Offering (including the Pending Acquisitions and the acquisition of the Springfield, Virginia development site) and the acquisition of the properties acquired during 1996 all had occurred by September 30, 1996 for the pro forma consolidated balance sheet data and at the beginning of the period presented for the pro forma consolidated operating data for the nine months ended September 30, 1996 and the year ended December 31, 1995.

2. Includes revenues from the retail properties of $7,557 and $7,726 for the nine months ended September 30, 1996 and 1995, respectively, and $10,418 and $9,078 for the years ended December 31, 1995 and 1994, respectively.

3. Historical per share amounts are based on weighted average shares outstanding of 9,878,421 and 9,177,525 for the nine months ended September 30, 1996 and 1995, respectively, and 9,310,929 for the year ended December 31, 1995 and 9,098,504 for the six months ended December 31, 1994, respectively. Pro forma per share amounts are based on weighted average shares outstanding of 12,578,421 for the nine months ended September 30, 1996 and 12,010,929 for the year ended December 31, 1995.

4. Funds from Operations (FFO) is defined under the revised definition adopted by the National Association of Real Estate Investment Trusts (NAREIT) as net income (loss) (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring, and distributions in excess of earnings allocated to Other Operating Partnership Unitholders, plus depreciation/amortization of assets unique to the real estate industry. Depreciation/amortization of assets not unique to the industry, such as amortization of deferred financing costs and non-real estate assets, is not added back. FFO does not represent cash flow from operating activities in accordance with generally accepted accounting principles (which, unlike Funds from Operations, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity or ability to make distributions. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. Comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

5. Represents the Company's historical pro rata weighted average share of 45.1% and 42.6% for the nine months ended September 30, 1996 and 1995, respectively, and 43.1% and 42.9% for the year ended December 31, 1995 and the six months ended December 31, 1994, respectively. The Company's pro forma pro rata weighted average share is 47.9% for the nine months ended September 30, 1996 and 46.0% for the year ended December 31, 1995.

6. As used in the table above and elsewhere in this Prospectus Supplement with respect to the Company's Properties, average occupancy is defined as gross potential rent less vacancy allowance divided by gross potential rent for the period, expressed as percentage.

7. Average monthly revenue per apartment unit consists of total residential property revenue for the core portfolio divided by the respective number of apartment units divided by the number of months in the period.

8. At the time of the IPO, all rental properties were recorded at predecessor partners' historical cost basis which is significantly less than current value and, therefore, results in dilution of shareholders' book value. Shareholders' equity of $(37,438) and $(32,178) as of September 30, 1996 and 1995, respectively, and $(31,623) and $(37,520) as of December 31, 1995 and 1994, respectively, is net of $(244,208) contribution by predecessors of assets at historical cost, net of liabilities.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                                  OPERATIONS

  The selected financial data and the Company's financial statements included elsewhere are incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus. These financial statements include all adjustments which are, in opinion of management, necessary to reflect a fair presentation of the results for the interim periods, and all such adjustments are of a normal, recurring nature.

RESULTS OF OPERATIONS

 COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  SUMMARY. Net income of the Operating Partnership before interest of Other Operating Partnership Unitholders increased $2.1 million, or 9.6%, from $21.7 million for the nine months ended September 30, 1995, to $23.8 million for the nine months ended September 30, 1996. FFO increased $3.6 million, or 10.8%, during the same period. Net income of the Company increased from $4.2 million, or $0.45 per share, for the nine months ended September 30, 1995 to $6.0 million, or $0.61 per share, for the nine months ended September 30, 1996. The increase in both net income and FFO results from increases in income from the rental properties, primarily the acquisition and development properties, as well as increased income from the Property Service Businesses. Such increases were partially offset by increases in interest expense and corporate general and administrative expenses and a decrease in interest income.

  RENTAL PROPERTIES. Revenue from rental properties increased $16.7 million, or 15.8%, from $106.1 million for the nine months ended September 30, 1995, to $122.8 million for the nine months ended September 30, 1996. The ten acquisition and development properties (consisting of 2,738 units), contributed $13.5 million, or 80.7%, of the rental property revenue increase. The core portfolio contributed an increase of $3.4 million, or 3.6%, in revenue during the nine months ended September 30, 1996 over the prior year. Average monthly revenue per apartment unit of the core portfolio increased from $851 to $881 per month for the nine months ended September 30, 1995 and 1996, respectively, due to market rent increases and a slightly improved occupancy. Average economic occupancy was 97.2% for the nine months ended September 30, 1996 versus 97.1% for the nine months ended September 30, 1995. Core revenue includes a $0.2 million fee recognized during the first quarter of 1996 for reimbursement of costs associated with ongoing rental property operations.

  Retail revenues decreased by $0.2 million, or 2.2%, during the nine months ended September 30, 1996 compared to the prior year due to lower base and percentage rents as well as higher vacancy at Skyline Mall. In addition, non-escalatable repairs and maintenance expenses were higher than the prior year.

  Expenses from rental operations (including depreciation) increased $9.8 million, or 16.2%, from $60.3 million for the nine months ended September 30, 1995, to $70.1 million for the nine months ended September 30, 1996. The increases resulted primarily from the acquisition/development of 2,566 units (subsequent to the first quarter of 1995) which added $7.3 million to operating expenses compared to the prior year period. The increase of $2.2 million, or 5.1%, in operating expenses for the core portfolio was primarily due to expected increases in payroll and related costs as well as higher furnished apartment expenses and related marketing costs due to the expansion of this product in 1996. In addition, real estate taxes were significantly higher in 1996 due to increases in rates and assessments. The substantial increase in utility costs during the first quarter of 1996 due to the record cold temperatures was substantially offset during the third quarter due to an unseasonably cool summer. However, snow removal costs in 1996 were substantially higher than in 1995 due to the record snowfall. In addition, depreciation increased $1.6 million due to the acquisition of 2,566 units.

  PROPERTY SERVICE BUSINESSES. Income from the Property Service Businesses increased $0.6 million, or 15.6%, during the nine months ended September 30, 1996 compared to the nine months ended September 30, 1995.

  The increase in revenue and income for Multifamily and Retail Property Management results primarily from the impact of a non-recurring fee of $0.6 million related to the termination of a management agreement with a hotel owned by a related party. The hotel was sold during the first quarter of 1996. In addition, approximately $0.3 million of leasing fees were earned during the third quarter of 1996 in connection with retail leases for a third party development project.

  The decrease in revenues and income for Interior Construction and Renovation Services during the nine months ended September 30, 1996 compared to the prior year period is primarily due to a shift to lower margin, third-party construction management services compared to higher margin general contracting services provided to affiliated partnerships.

  Income from Engineering and Technical Services increased 3.9% due primarily to an increase in third party consulting work.

  Revenue from Financing Services increased $0.1 million due primarily to a refinancing fee earned in connection with the termination of a management agreement with a hotel owned by a related party which was sold during the first quarter. Overall, however, refinancings during the nine months ended September 30, 1996 were approximately $10.2 million lower than the comparable prior year period which offset the termination related finance fee.

  OTHER. Corporate general and administrative expenses increased $0.2 million, or 8.5%, due primarily to legal and other costs incurred in connection with the Company's ongoing acquisition and development efforts. Interest expense increased $5.1 million, or 18.6%, due to additional borrowings under the lines of credit for acquisitions. Distributions in excess of earnings allocated to Other Operating Partnership Unitholders decreased from $5.1 million during the nine months ended September 30, 1995 to $4.7 million for the nine months ended September 30, 1996.

  FFO. FFO is defined under the revised definition adopted by NAREIT as net income (loss) (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring, and distributions in excess of earnings allocated to Other Operating Partnership Unitholders, plus depreciation/amortization of assets unique to the real estate industry. Depreciation/amortization of assets not unique to the industry, such as amortization of deferred financing costs and non-real estate assets, is not added back. FFO does not represent cash flow from operating activities in accordance with generally accepted accounting principles (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity or ability to make distributions. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. Comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

  FFO for the nine months ended September 30, 1996 and 1995 are computed as follows:

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
   Net Income of the Operating Partnership................... $ 23,783 $ 21,705
   Depreciation of Real Property.............................   13,476   11,915
                                                              -------- --------
   FFO of the Operating Partnership..........................   37,259   33,620
   Interest of Other Operating Partnership Unitholders.......   20,440   19,288
                                                              -------- --------
   Attributable to Shareholders.............................. $ 16,819 $ 14,332
                                                              ======== ========

 COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  SUMMARY. Net income of the Operating partnership increased $41.8 million from a loss in 1994 of $10.7 million to income of $31.1 million due primarily to consolidation costs of $15.6 million and debt extinguishment costs of $15.2 million in 1994 in conjunction with the IPO. In addition, interest expense was $4.8 million lower in 1995 due to lower rates achieved through the IPO, and income from rental properties was $6.4 million higher than 1994 primarily due to property acquisitions. The Company's share of the 1995 increase in net income, however, was reduced by a $5.9 million charge for distributions in excess of earnings allocated to Other Operating Partnership Unitholders. In analyzing the results for 1994, management has summarized the Company's and its predecessor's results of operations for 1994.

  RENTAL PROPERTIES. Revenue from rental properties increased $14.0 million, or 10.7%, from $130.9 million for 1994 to $144.9 million for 1995. The acquisition properties (consisting of 1,996 apartment units, 627 of which were added in 1994, 172 of which were added in the first quarter of 1995, 631 in the second quarter of 1995, 348 in the third quarter of 1995, and 218 in the fourth quarter of 1995), contributed $9.2 million to the rental revenue increase. The Westerly at Worldgate, a 320-unit garden apartment property developed by the Company, opened in May, 1995 and was completed in December, 1995. As of December 31, 1995, it was 75.6% occupied and contributed approximately $.9 million in revenues in 1995. Revenue from the core portfolio increased $2.4 million, or 2.0%, from 1994 to 1995. The lower than expected level of core portfolio rental increase was caused by higher economic vacancies and increased time between vacancy and subsequent lease-up in garden apartments in certain submarkets of northern Virginia and the southeast section of the Washington, D.C. submarket, especially in the second quarter of 1995. As a consequence of this slower demand in these submarkets, occupancy in the core portfolio decreased from 97.8% for 1994 to 97.2% for 1995, and average monthly revenue per apartment unit increased 2.0%, from $845 in 1994 to $862 in 1995.

  Expenses from rental properties (including depreciation) increased $7.6 million, or 10.3%, from $74.2 million for 1994 to $81.9 million for 1995. The increase resulted primarily from the acquisition of 1,996 units and the development of 320 units since August 1994 which together added $5.3 million in operating costs, primarily payroll and utility expenses, as well as depreciation expense. Expenses from the core residential portfolio increased $.9 million from $55.0 million for 1994 to $55.9 million for 1995.

  PROPERTY SERVICE BUSINESSES. Income from the Property Service Businesses increased from $6.6 million for 1994 to $6.9 million for 1995.

  Income before depreciation/amortization from Interior Construction and Renovation increased $.4 million compared to 1994 due to increased activity in tenant build-out and renovation projects at office buildings owned by affiliated partnerships and by increases in a major third party contract.

  Income before depreciation/amortization from Financing Services increased $.4 million in 1995 compared to 1994 due to an increase in finance fee revenues. Revenue from Financing Services increased $.9 million as $261 million of refinancings were closed in 1995, versus $168 million in 1994, and an affiliate was billed $.3 million for financial advisory services.

  Income before depreciation/amortization from Engineering and Technical Services decreased $.3 million while revenue increased $3.2 million. These results are attributed to more HVAC systems operations and preventative maintenance contracts, which carry lower margins. Additionally, 1994 included an unusually high level of incremental repair and replacement services for mechanical and electrical systems associated with third party contracts, which typically earn higher margins.

  OTHER. Corporate general and administrative expenses increased $.1 million due to fees and expenses incurred in connection with the preparation of the Company's initial annual report, its filings pursuant to the Exchange Act, the registration with the SEC of the dividend reinvestment plan, and the Company's shelf registration.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash flow provided by operating activities increased $1.8 million from $35.6 million for the nine months ended September 30, 1995 to $37.4 million for the nine months ended September 30, 1996. The increase is primarily the result of the increase in net income of the Operating Partnership.

  Net cash flow used by the Company in investing activities was $71.1 million for the nine months ended September 30, 1996 versus $52.2 million for the nine months ended September 30, 1995. The increase was due primarily to the increase of $23.9 million in acquisition and development of rental properties.

  In March 1996, the Company acquired two apartment properties in northern Virginia totaling 309 apartment units. The 262-unit garden apartment complex in Reston, Virginia was acquired for approximately $13.7 million cash, and an exchange of 22,059 Operating Partnership units valued at $0.5 million based on the market price of the Company's stock on the date of acquisition. The 47-unit community in Old Town, Alexandria was acquired for approximately $2.8 million in cash and was purchased to complement the 112-unit apartment project Boulevard of Old Town which was purchased in April 1995. The acquisitions were funded through borrowings against the Company's lines of credit.

  During the third quarter of 1996, the Company, through the Operating Partnership, acquired two properties totaling 740 apartment units. A 625-unit high-rise community in Washington, D.C. was acquired in July for approximately $42 million in cash funded through borrowings against the lines of credit. In August, a 115-unit apartment community located in Washington, D.C. was acquired for $5.3 million based upon assumed debt of $3.3 million and an exchange of approximately 79,600 Operating Partnership Units valued at $2.0 million based on the market price of the Company's stock on the date of acquisition. These Properties brought the Company's total acquisitions to ten properties with over 3,000 units acquired since the IPO.

  Net cash flows provided by financing activities was $27.8 million for the nine months ended September 30, 1996 primarily as a result of net draws of $59.5 million on the lines of credit (used for acquiring property as discussed above) net of $32.2 million in dividends and distributions. During the nine months ended September 30, 1996, the Company and the Operating Partnership paid dividends/distributions of $32.2 million, or $1.47 per share/unit. In October 1996, the Company declared a third quarter dividend/distribution of $0.505 per share/unit, an increase of 3.1% over the $0.49 dividend paid in each of the first two quarters of 1996.

DEBT

  As of September 30, 1996, the Company had mortgage indebtedness and other borrowings, which carried a weighted average interest rate of 7.8%, as follows:

                                                             DOLLARS IN % OF
                                                             THOUSANDS  TOTAL
                                                             ---------- -----
   Long-term mortgage debt (maturities greater than 1 year)
    Fixed rate..............................................  $399,621   73.1%
   Short-term mortgage debt (maturities less than 1 year)
    Variable rate...........................................    17,290    3.2%
   $100 million Acquisition Line of Credit..................    82,050   15.0%
   $83 million Acquisition Line of Credit...................    30,000    5.5%
   Construction loan........................................    17,686    3.2%
                                                              --------  -----
     Total Debt.............................................  $546,647  100.0%
                                                              ========  =====

  The Company had $71 million of unused borrowing capacity available on lines of credit as of September 30, 1996.

  As of September 30, 1996, the Company's Debt to Total Market Capitalization Ratio was 50.7%, based on 9,943,511 shares and 12,055,953 Operating Partnership Units outstanding at a Common Stock price of $24.125. The Company's Debt Coverage Ratio (defined as earnings before interest, taxes, depreciation and amortization divided by interest expense (excluding amortization of deferred financing costs)) for the nine months ended September 30, 1996 was 2.33:1.

  In September 1996, an outstanding mortgage loan of $40.6 million (for which the Operating Partnership and ground lessor are jointly and severally liable) was refinanced for a new loan amount of $41 million. The ground lessor has been allocated $9.9 million of the refinanced loan which bears interest at a fixed rate of 8.24% and matures in August, 2009. The remaining $31.1 million allocated to the Operating Partnership (Mortgage Pool Four) represents an increase of $0.2 million over the outstanding allocated balance at the time of refinancing.

OTHER

  For the nine months ended September 30, 1996, total capital improvements were $3.9 million, of which $3.1 million, or $251 per core portfolio apartment unit, were for the core portfolio. Approximately 49% of the capital expenditures on the core portfolio are considered by management to be revenue generating or economic improvements, as shown below, which directly affect the Company's ability to increase rents on specific units. The remaining capital expenditures on the core portfolio for such items as common area improvements indirectly influence the Company's ability to increase rents and are considered non-revenue generating. A summary of core capital expenditures follows:

                                TOTAL $      ACTUAL # OF   AVERAGE $ PER AVERAGE $ PER
EXPENDITURE TYPE                 SPENT      UNITS IMPROVED UNIT IMPROVED   CORE UNIT
----------------             -------------- -------------- ------------- -------------
                             (IN THOUSANDS)
Installations/Replacements:
  Appliances...............    $   467.7         984          $  475         $  38
  Window treatments........         13.7          60             228             1
  Carpet...................        497.0         475           1,046            40
  Tile.....................         11.0          12             920             1
Renovations:
  Kitchen..................        286.0         130           2,200            23
  Bath.....................        244.9          63           3,887            20
                               ---------                      ------         -----
Total revenue generating
 improvements..............    $ 1,520.3                                     $ 123
Non-revenue generating
 improvements..............      1,603.7                                       128
                               ---------                                     -----
Total capital expenditures-
 core portfolio............    $ 3,124.0                                     $ 251
                               =========                                     =====

                                  THE COMPANY

GENERAL

  Charles E. Smith Residential Realty, Inc. is a publicly-held equity REIT that is engaged primarily in the acquisition, development, management and operation of multifamily properties in the Washington, D.C. metropolitan area. The Company, together with its subsidiaries, is a fully integrated real estate organization with in-house acquisition, development, financing, marketing, leasing and property management expertise. The Company is structured as an UPREIT, under which all of the Company's properties, property interests, and business assets are owned by, and its operations are conducted through the Operating Partnership and its subsidiaries. As of December 31, 1996 the Company owned 41 multifamily apartment properties containing a total of 15,200 units and two retail centers containing approximately 436,000 square feet of retail space. The Company's core residential portfolio properties had an average occupancy rate of 97.0% in 1996.

  The Company's operating philosophy is to deliver a quality living experience to its residents, by providing high-quality locations, buildings and amenities, and caring, responsive service to residents. The Company believes that this will lead to superior appeal of its properties to both current and prospective residents, resulting in high occupancy, premium rents, and low turnover and positioning the Company to most effectively achieve its corporate objectives of strong revenue growth and annual increases in FFO and shareholder value.

PROPERTY MARKETS

  All of the Company's Properties are located in the Washington, D.C. metropolitan area, which traditionally has been, and which the Company believes will continue to be, among the strongest regions in the United States for multifamily rental properties and one of the most stable markets compared to many other markets which encounter significant fluctuations over time. The region is the country's fifth largest employment market with more than 2.9 million jobs, and is projected to add 648,000 jobs over the period 1993 to 2005, an average increase of over 50,000 jobs annually, according to projections prepared by the U.S. Dept. of Commerce, Bureau of Economic Analysis, and released in mid-1996. This is the third largest projected employment increase of all U.S. cities, as indicated on the following table:

           PROJECTED JOB GROWTH FOR MAJOR U.S. CITIES--1993 TO 2005

   METRO AREA (MSA)                       JOB INCREASE RANK PROJECTED JOBS ADDED
   ----------------                       ----------------- --------------------
   Chicago, IL...........................          1              763,000
   Los Angeles-Long Beach, CA............          2              685,000
   WASHINGTON, DC-MD-VA..................          3              648,000
   Boston, MA............................          4              600,000
   Atlanta, GA...........................          5              598,000
   Orange County, CA.....................          6              525,000
   Houston, TX...........................          7              515,000
   Dallas, TX............................          8              486,000
   Phoenix-Mesa, AZ......................          9              469,000
   San Diego, CA.........................         10              429,000

--------
Source: U.S. Dept. of Commerce, Bureau of Economic Analysis, May, 1996

  The Washington, D.C. metro area is also projected to have the third largest population increase of all U.S. cities, as shown in the following table:

         PROJECTED POPULATION GROWTH FOR MAJOR U.S. CITIES 1993--2005

                                                              PROJECTED TOTAL
METRO AREA (MSA)                POPULATION INCREASE RANK(1) POPULATION INCREASE
----------------                --------------------------- -------------------
Riverside-San Bernadino, CA....               1                   928,000
Los Angeles, Long Beach, CA....               2                   927,000
WASHINGTON D.C.-MD, VA.........               3                   744,000
Atlanta, GA....................               4                   732,000
Chicago, IL....................               5                   716,000
Houston, TX....................               6                   673,000
Phoenix-Mesa, AZ...............               7                   617,000
San Diego, CA..................               8                   595,000
Orange County, CA..............               9                   531,000
Boston, MA, NH.................              10                   518,000

--------
(1) Reflects rank increase in population by number of people.
Source: U.S. Dept. of Commerce, Bureau of Economic Analysis, May, 1996

  A significant factor contributing to the employment and population increases projected for the Washington, D.C. metropolitan area is the continuing growth of the technology sector, particularly the information technology segment. The Washington area is estimated to be similar in number of technology jobs (256,000) to San Jose/Silicon Valley in California (283,000) and Boston/Route 128 in Massachusetts (311,500), according to a study conducted by The Center for Regional Analysis, George Mason University, using 1992 data. This study also concluded that the technology segment in the Washington, D.C. area is ". . . most likely, the fastest growing" of the three regions.

  The continuing strength of the technology sector has been a key factor enabling the region to maintain economic growth despite substantial Federal Government downsizing over the past three years. Over the period from October 1993 through October 1996 (the most current data available) 127,900 new wage and salary jobs were added in the region, which more than offset 41,600 Federal government jobs "downsized" over the same period, resulting in a net job increase of 86,300 jobs over the period, according to data derived by the governments of the District of Columbia, Maryland and Virginia from data compiled by the Bureau of Labor Statistics. Economic growth in the Washington metro area in 1996 was adversely affected by the 1996 Federal budget stalemate and related government shutdowns; however 24,800 new jobs were added during the 12 month period October 1995 to October 1996, which offset the loss of 13,200 Federal government jobs during this period resulting in a net job increase of 11,600. Area economists generally expect that with a more stable Federal government budget situation the area is likely to return to stronger economic growth in 1997, according to interviews included in the December 23, 1996 edition of the Washington Post. In recent years employment growth has been considerably stronger in the Northern Virginia segment of the metropolitan area (27,100 net increase from October 1995 through October
1996), which is the sector where the majority of the Company's properties are located (69% of units), and the Company believes that this trend will continue due to the concentration of technology firms in Northern Virginia.

  Demand for multi-family rental apartments continues to be strong in the Washington, D.C. metropolitan area as evidenced by high occupancy rates. Annual surveys of approximately 1,000 comparable investment grade apartment properties conducted by the REIS Reports, Inc. have indicated that the overall market-wide occupancy rates were 96.4% in January 1997, 96.5% in the first quarter of 1996 and 95.9% in the first quarter of 1995. The average occupancy rate of the Company's core Multifamily Properties was 97.0% in 1996, which is higher than the overall market average (which was determined on a physical occupancy basis that typically yields a slightly higher occupancy percentage than the basis on which the Company's occupancy percentage is calculated). In a report issued by The REIS Reports, Inc., in December, 1996, forecasts that in the 1997-2001 period, average annual apartment occupancy in the Washington metro area will be between 96.4% and 97.0%.

  Supply of multifamily properties has been increasing moderately in the Washington metro area over the past several years and is likely to continue to do so based on multifamily permit data compiled by the U.S. Census Bureau. These data show that the numbers of multifamily permits issued in the area were 5,202 in 1994, 5,952 in 1995, and 7,230 through November 1996. These data include both for-sale condominium and rental apartment properties and total annual permit levels remain well below the peak of over 13,000 in 1987. Most of the new supply of rental apartments is occurring in the outer suburban areas and does not compete directly with the Company's properties which are predominantly in the vicinity of and within I-495, the Capital Beltway.

  Overall, the Company believes that the anticipated increases in employment and population projected for the Washington, D.C. area, together with moderate increases in supply of new rental units in locations competitive with the Company's Properties, will result in the Company's multifamily rental submarkets remaining in a strong occupancy position for at least the next 18 to 24 months. The Company believes that these conditions will provide an opportunity to improve apartment rent levels and investment values, and will also allow new development opportunities.

PROPERTIES

 Multifamily Properties

  The following table sets forth certain data for each of the Properties in the Company's multifamily portfolio.

                                                                   MONTHLY REVENUE
                                             NUMBER OF  AVERAGE        PER UNIT       AVERAGE OCCUPANCY
     PROPERTY TYPE/            PROPERTY      APARTMENTS SQ. FT.  -------------------- -------------------
     PROPERTY NAME             LOCATION        UNITS    PER UNIT  1994   1995   1996  1994   1995   1996
     --------------            --------      ---------- -------- ------ ------ ------ -----  -----  -----
Core Residential Portfo
    lio
    (owned at 12/31/94)
High-Rise
 Albemarle                Washington, D.C.        235    1,097   $1,050 $1,086 $1,126  99.0%  99.0%  99.3%
 Calvert-Woodley          Washington, D.C.        136    1,001      964    993  1,046  99.8   99.5   99.8
 Cleveland House          Washington, D.C.        216      894      937    960  1,001  99.1   98.4   98.3
 Corcoran House           Washington, D.C.        138      464      692    723    757  98.9   99.0   99.5
 Courthouse Plaza         Arlington, VA           396      772    1,043  1,068  1,134  97.0   98.3   97.8
 Crystal House I          Arlington, VA           426      917      840    891    933  98.4   97.0   96.7
 Crystal House II         Arlington, VA           402      938      888    872    905  98.4   96.6   96.3
 Crystal Place            Arlington, VA           180      894    1,133  1,184  1,210  98.2   98.1   97.6
 Crystal Square           Arlington, VA           378    1,121    1,027  1,049  1,080  99.3   99.0   98.4
 Gateway Place            Arlington, VA           162      826    1,871  1,937  2,023  96.0   93.8   93.1
 Marbury Plaza            Washington, D.C.        672      997      641    628    621  97.0   97.0   95.3
 Skyline Towers           Fairfax Co., VA         940    1,221      905    922    950  97.4   96.5   97.1
 Statesman                Washington, D.C.        281      593      682    712    739  98.9   99.3   98.6
 2501 Porter Street       Washington, D.C.        202      760    1,233  1,311  1,356  98.8   98.3   96.7
 Water Park Towers        Arlington, VA           360      881    1,382  1,415  1,486  97.8   98.3   97.8
                                               ------    -----   ------ ------ ------ -----  -----  -----
   Sub-Total/Average                            5,124      956      960    983  1,018  98.0   97.6   97.3
Mid-Rise
 Berkeley                 Arlington, VA           138      891      662    677    704  98.4   97.5   97.6
 Columbian Stratford      Arlington, VA           227      942      672    690    719  97.3   97.7   98.2
 Executive Central        Arlington, VA           230      903      692    720    749  97.7   97.8   98.8
 Executive North          Arlington, VA           215      892      718    727    748  97.4   98.0   97.6
 Executive South          Arlington, VA           266      842      687    705    727  97.2   98.3   98.1
 Windsor Towers           Arlington, VA           280    1,025      740    734    760  98.4   95.9   96.9
                                               ------    -----   ------ ------ ------ -----  -----  -----
   Sub-Total/Average                            1,356      920      699    712    737  97.7   97.5   97.9
Garden
 Bedford Village          Fairfax Co., VA         752    1,070      799    813    859  96.6   96.0   96.1
 Car Barn                 Washington, D.C.        196    1,311      774    794    823  96.1   95.4   96.9
 Columbia Crossing        Arlington, VA           247      976    1,051  1,081  1,116  97.2   98.7   98.2
 Concord Village          Arlington, VA           531    1,025      728    756    762  94.9   95.5   93.9
 Fort Chaplin             Washington, DC          549      983      580    589    603  98.6   97.6   96.5
 The Manor                Montgomery Co., MD      435      999      N/A    712    729   N/A   94.6   95.6
 Newport Village          Alexandria, VA          937    1,115      802    825    862  98.4   97.5   98.3
 Orleans Village          Fairfax Co., VA         851    1,061      766    770    787  97.7   96.1   96.9
 Oxford Manor             Washington, D.C.        227    1,005      648    589    596  97.7   94.7   94.7
 Patriot Village          Fairfax Co., VA       1,065    1,162      816    828    851  98.5   97.0   96.7
 Potomac View             Loudoun Co., VA         192      965      N/A    676    708   N/A   96.8   97.8
                                               ------    -----   ------ ------ ------ -----  -----  -----
   Sub-Total/Average                            5,982    1,042      772    776    801  97.6   96.5   96.6
                                               ------    -----   ------ ------ ------ -----  -----  -----
    Sub-Total/Average                          12,462      994      845    854    883  97.8   97.1   97.0
Residential Acquisition/Development
 Portfolio
High-Rise
 Suburban Tower
  (acquired 1/95)         Montgomery Co., MD      172      677      N/A    N/A    762   N/A    N/A   97.4
 Connecticut Heights
  (acquired 6/95)         Washington, D.C.        519      536      N/A    N/A    761   N/A    N/A   95.9
 The Bennington
  (acquired 9/95)         Arlington, VA           348      804      N/A    N/A    986   N/A    N/A   97.3
 Van Ness South
  (acquired 7/96)         Washington, D.C.        625      956      N/A    N/A    N/A   N/A    N/A    N/A
 1841 Columbia Road
  (acquired 8/96)         Washington, D.C.        115      634      N/A    N/A    N/A   N/A    N/A    N/A
                                               ------    -----   ------ ------ ------ -----  -----  -----
   Sub-Total/Average                            1,779      756      N/A    N/A    837   N/A    N/A   96.7
Garden
 Blvd. of Old Town/
  Gov. Spotswood
  (acquired 4/95, 3/96)   Alexandria, VA          159      603      N/A    N/A    723   N/A    N/A   96.8
 Westerly at Worldgate
  (opened 5/95)           Fairfax Co., VA         320      921      N/A    N/A  1,063   N/A    N/A   92.8
 Oakwood
  (acquired 12/95)        Vienna, VA              218      968      N/A    N/A  1,001   N/A    N/A   93.9
 Charter Oak
  (acquired 3/96)         Reston, VA              262    1,097      N/A    N/A    N/A   N/A    N/A    N/A
                                               ------    -----   ------ ------ ------ -----  -----  -----
   Sub-Total/Average                              959      927      N/A    N/A    966   N/A    N/A   93.9
                                               ------    -----   ------ ------ ------ -----  -----  -----
    Sub-Total/Average                           2,738      816      N/A    N/A    889   N/A    N/A   95.5
                                               ------    -----   ------ ------ ------ -----  -----  -----
All Residential
 Properties                                    15,200      962   $  845 $  854 $  884  97.8%  97.1%  96.9%
                                               ======    =====   ====== ====== ====== =====  =====  =====

                                       S-22

  The following table sets forth certain information regarding properties acquired by the Company since its IPO in 1994.

                                                                OP    PURCHASE
PROPERTY                 # OF  PROPERTY  ACQUIRED TRANSACTION  UNITS   PRICE
NAME(1)       LOCATION   UNITS   TYPE      DATE      TYPE     ISSUED  (000'S)
--------      --------   ----- --------  -------- ----------- ------  --------
Potomac      Loudoun      192  Garden     8/94    Cash                $ 8,710
View         Co, VA
The Manor    Montgomery   435  Garden     8/94    Cash                $20,250
             Co., MD
Suburban     Montgomery   172  High-Rise  1/95    Unit        251,172 $ 6,500
Tower        Co., MD                              Exchange
Boulevard    Alexandria,  112  Garden     4/95    Cash                $ 5,895
of Old Town  VA
Connecticut  Washington,  519  High-Rise  6/95    Unit        309,306 $24,900
Heights      D.C.                                 Exchange
                                                  Debt
                                                  Assumption
The          Arlington,   348  High-Rise  9/95    Cash/Debt           $29,000
Bennington   VA                                   Assumption
Oakwood      Fairfax, VA  218  Garden     12/95   Cash                $16,000
Charter Oak  Reston,      262  Garden     3/96    Unit         22,059 $14,250
             VA                                   Exchange
                                                  Cash
Governor     Alexandria,  47   Garden     3/96    Cash                $ 2,830
Spotswood    VA
Van Ness     Washington,  625  High-Rise  7/96    Cash                $41,750
South        D.C.
1841         Washington,  115  High-Rise  8/96    Unit         79,600 $ 5,260
Columbia     D.C.                                 Exchange
Road                                              Debt
                                                  Assumption

--------
(1) Boulevard of Old Town and Governor Spotswood are being operated as a single Multifamily Property.

 RETAIL PROPERTIES

  The Company's two Retail Properties, Skyline Mall and Worldgate Centre, are enclosed malls containing a total of approximately 436,000 square feet of retail space.

  WORLDGATE CENTRE. Worldgate Centre, a community retail center located in Herndon, Virginia, is part of a mixed-use development which includes the Westerly at Worldgate, a 320 unit multifamily development project completed by the Company in 1995. This Property, located in the highest median income county in the country, contains the 108,670 square foot Worldgate Athletic Club, a Loews Cinema, and a mix of approximately 40 other food service, fashion and specialty retailers and various business and general service tenants. Worldgate Centre has 230,926 square feet of leasable area and had an average occupancy rate of 99.8% during 1996. The average gross and base rents per square foot were $26.45 and $19.57, respectively for 1996. Approximately 17.3% of the leases, based on net rentable area, are scheduled to expire prior to the year 2001.

  SKYLINE MALL. Skyline Mall is a two-level, enclosed community retail center located on Route 7 in Northern Virginia, at the intersection of Fairfax County, Arlington County, and the City of Alexandria, Virginia. Originally developed by the Smith Companies (the Company's predecessor), in 1977, it is part of a mixed-use community which also includes over two million square feet of office space and over 3,300 high-rise condominium and apartment units (including Skyline Towers, a 940 unit Multifamily Property owned by the Company). The Property has 204,914 square feet of leasable area and had an average occupancy rate of 95.1% in 1996. The average gross and base rents per square foot were $16.06 and $11.40, respectively for 1996. It contains the 79,920 square foot Skyline Racquet and Health Club, an AMC Cinema and approximately 40 other stores, including restaurants, fashion and specialty retailers. Approximately 20.1% of the leases, based on net rentable area, are scheduled to expire prior to the year 2001.

  Both Retail Properties lease health club facilities to entities controlled by Messrs. Smith and Kogod. The leases expire on December 31, 2015.

PROPERTY SERVICES BUSINESS

  The Operating Partnership owns 100% of the nonvoting common stock, which represents 99% of the total economic interest of the Property Service Businesses, which provide a range of property services to the Properties on essentially a cost basis and to third-party clients and affiliated partnerships on a fee basis as follows:

  MULTIFAMILY AND RETAIL PROPERTY MANAGEMENT. The Multifamily and Retail Property Management Divisions provide property management and leasing services to the Multifamily and Retail Properties owned by the Operating Partnership and to third parties, including affiliated entities. In 1996, management services were provided to 18 third-party owned multifamily properties which contain approximately 6,400 apartment units (including the Crystal Plaza and Crystal Towers apartment units) pursuant to contracts that generally provide for management fees of 4.5% of monthly gross income, and to three retail properties which contain approximately 293,000 square feet of retail space pursuant to contracts that provide for management fees of 3% and leasing fees of 2% of monthly gross income. Of the 21 management agreements, 14 are with affiliated partnerships and seven are with unaffiliated property owners. One management agreement was terminated by the Company in January 1997. The management agreements with affiliated partnerships are for initial terms of three years or more and the multifamily management agreements with unaffiliated owners generally have one-year terms. The average term for which the Company and its predecessors have managed these properties is 20 years (excluding the Crystal Plaza and Crystal Towers properties).

  The Retail Property Management Division was awarded a 5 year contract in 1995 to provide property and development, management and leasing services for the development, leasing and management of the approximately 600,000 square foot Potomac Yard Center. The Potomac Yard Center is a "Power Center" retail development adjacent to Crystal City in Alexandria, Virginia and is expected to be delivered for occupancy in Fall 1997.

  INTERIOR CONSTRUCTION AND RENOVATION. The Interior Construction and Renovation Division provided oversight to approximately $58 million of construction activity in 1996 and approximately $45 million in 1995. Services are provided to the Operating Partnership at cost (including overhead) and at cost plus a fee to affiliated partnerships and other third parties.

  ENGINEERING AND TECHNICAL SERVICES. The Engineering and Technical Services Division provides on-site building systems operations, maintenance and inspection to affiliated partnerships at cost, including overhead, and to third parties at cost, including overhead, plus a fee. Services were provided to approximately 28 million square feet of facilities in 1996.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

  The shares of Common Stock are traded on the NYSE under the symbol "SRW". The following table sets forth the high and low closing sales prices per share for the periods indicated as reported on the NYSE and the dividends per share paid by the Company with respect to the periods noted.

CALENDAR PERIOD                                         HIGH     LOW   DIVIDENDS
---------------                                        ------- ------- ---------
1995:
First Quarter......................................... $25.375 $21.875  $0.475
Second Quarter........................................  24.250  22.250   0.475
Third Quarter.........................................  24.000  22.500   0.490
Fourth Quarter........................................  23.750  22.250   0.490
1996:
First Quarter......................................... $24.375 $23.000  $0.490
Second Quarter........................................  24.125  22.500   0.490
Third Quarter.........................................  24.875  22.875   0.505
Fourth Quarter(1).....................................  29.875  23.875   0.505
1997:
First Quarter through February 12, 1997............... $29.000 $28.250

--------
(1) The dividend for the fourth quarter of 1996 was declared by the Board of Directors on January 24, 1997 and is payable on February 14, 1997 to holders of record of Common Stock on February 5, 1997. Purchasers in this Offering will not receive the fourth quarter dividend.

  The Company, in order to qualify as a REIT, is required to make distributions (other than capital gain distributions) to its stockholders in amounts at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. The Company's distribution strategy is to increase dividends annually by a conservative percentage, thereby lowering the payout ratio and permitting the Company to retain funds for investments and future capital expenditures. Actual distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual operating results of the Company and such other factors as the Board of Directors deems relevant.

  For Federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. Distributions that exceed the Company's current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and reduce the stockholder's basis in his or her shares of Common Stock. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in his or her shares, it will generally be treated as gain from the sale or exchange of that stockholder's shares. The Company annually notifies stockholders of the taxability of distributions paid during the preceding year. The Company has determined that 36% of the distributions paid with respect to 1996 represented return of capital.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $72.6 million (approximately $83.5 million if the Underwriters' over-allotment option is exercised in full) before deducting expenses payable by the Company estimated at $425,000. The Company intends to use the net proceeds to repay $33.0 million of indebtedness that will be assumed in the Pending Acquisitions (which bears interest at 9.89% and matures on July 15, 1998) and to pay other acquisition costs in connection therewith, to repay a portion of the amounts outstanding under the Company's secured lines of credit, which had a weighted average interest rate of 7.2% per annum for 1996, and for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1996 and on a pro forma basis to give effect to (1) the issuance of the shares of Common Stock offered hereby and the use of the proceeds therefrom and (ii) the Pending Acquisitions.

                                                     ACTUAL      PRO FORMA(4)
                                                    -----------  --------------
                                                    (DOLLARS IN THOUSANDS)
Debt:
  Mortgage loans(1)................................ $   416,911    $   461,443
  Notes payable(2).................................     129,736        102,484
                                                    -----------    -----------
    Total debt.....................................     546,647        563,927
                                                    -----------    -----------
Interest of Other Operating Partnership
 Unitholders(3)....................................         --          43,083
                                                    -----------    -----------
Shareholders' equity:
  Common Stock: $.01 par value, 95,000,000 shares
   authorized; 9,943,511 shares and 12,643,511
   shares issued and outstanding...................          99            126
  Additional paid-in capital.......................     (23,971)        53,010
  Retained deficit.................................     (13,566)       (13,566)
                                                    -----------    -----------
    Total shareholders' equity.....................     (37,438)        39,570
                                                    -----------    -----------
      Total capitalization......................... $   509,209    $   646,580
                                                    ===========    ===========

--------
(1) The pro forma balance reflects the assumption of $79,606 in mortgage loans in connection with the Pending Acquisitions and the paydown of $35,074.
(2) The pro forma balance reflects a repayment of borrowings under the Company's lines of credit with a portion of the net proceeds from the Offering.
(3) As of September 30, 1996, the interest of Other Operating Partnership Unitholders was a deficit of approximately $21.0 million. In accordance with generally accepted accounting principles, this deficit was charged to shareholders' equity. Consequently, the first $37.4 million in equity raised in the Offering is used to restore the $21.0 million deficit related to the interest of Other Operating Partnership Unitholders and the remaining deficit of approximately $16.4 million in shareholders' equity. The remaining equity raised in the Offering and the equity value of the Operating Partnership Units issued in connection with the acquisitions of Crystal Towers, Crystal Plaza and The Kenmore are then allocated between the Company and the Other Operating Partnership Unitholders based on their relative ownership percentages of the Operating Partnership after adjusting for the issuance of the shares of Common Stock in the Offering and Operating Partnership Units issued for the acquisitions.
(4) Pro forma amounts are based on an offering price of $28.375 per share.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the directors, executive officers and certain key employees of the Company:

NAME                      AGE POSITIONS AND OFFICES HELD
----                      --- --------------------------
Robert H. Smith.........   68 Co-Chief Executive Officer and Co-Chairman of the Board
Robert P. Kogod.........   65 Co-Chief Executive Officer and Co-Chairman of the Board
Ernest A. Gerardi, Jr...   61 President, Chief Operating Officer and Director
Robert D. Zimet.........   58 Senior Vice President, General Counsel and Secretary
Wesley Denn Minami(1)...   40 Senior Vice President and Chief Financial Officer
Roger L. Weeks..........   55 Senior Vice President--Residential
Matthew B. McCormick....   36 Senior Vice President--Retail
Alfred G. Neely.........   51 Senior Vice President--Development
Charles R. Hagen........   47 Chief Accounting Officer
Fred J. Brinkman........   68 Director
Mandell J. Ourisman.....   70 Director
Mallory Walker..........   57 Director
Charles B. Gill.........   58 Director

--------
(1) Mr. Minami's employment with the Company commenced on February 3, 1997.

  After giving effect to the Offering, the senior members of the Company's management and their families will own 18.3% of the total outstanding equity of the Company or approximately $127.9 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis, based on the last reported sale price of the Common Stock on the NYSE on February 12, 1997.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement and the related Pricing Agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER
                                                                     OF SHARES
         UNDERWRITER                                                COMMON STOCK
         -----------                                                ------------
Goldman, Sachs & Co................................................    675,000
Donaldson, Lufkin & Jenrette Securities Corporation................    675,000
Legg Mason Wood Walker, Incorporated...............................    675,000
Prudential Securities Incorporated.................................    675,000
                                                                     ---------
  Total............................................................  2,700,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $0.81 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 405,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,700,000 shares of Common Stock offered hereby.

  The Company has agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or represent the right to receive, shares of Common Stock or any such similar securities, except for (i) shares of Common Stock issuable pursuant to employee stock option plans existing on, or upon the conversion of convertible or exchangeable securities existing on, or upon the conversion of convertible or exchangeable securities outstanding as of, the date of this Prospectus Supplement, and (ii) shares of Common Stock issuable upon the exchange of Operating Partnership Units or for the issuance of Operating Partnership Units (which may be exchangeable for Common Stock no earlier than 90 days after the date of this Prospectus Supplement), without the prior written consent of the Underwriters.

  The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, various investment banking and commercial banking services for the Company, for which customary compensation has been received.

  As of January 6, 1997, Prudential Insurance, an affiliate of Prudential Securities Incorporated, had a loan outstanding to the Company in the amount of $41.0 million (bearing interest at 8.24% per annum), in addition to substantial loans outstanding to entities affiliated with Messrs. Smith and Kogod which will not be repaid with the proceeds from the Offering. Prudential Insurance also has a loan outstanding to Plaza Associates, which bears interest at 9.89%, matures on July 15, 1998 and is secured by all of the assets of Plaza Associates, including the Crystal Plaza property that the Company expects to acquire. The Company will assume approximately $33.0 million of such debt in connection with the Crystal Plaza acquisition. The Company intends to repay such indebtedness from the proceeds of the Offering.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock pursuant to this Prospectus Supplement will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of Hogan & Hartson L.L.P. as to matters of Maryland law. Certain tax matters described under "Federal Income Tax Considerations" in the accompanying Prospectus have been passed upon for the Company by Hogan & Hartson L.L.P.

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited pro forma consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1996 and the year ended December 31, 1995 are presented as if the Offering (including the assets to be acquired) and the acquisitions of the properties acquired during 1996 (the "1996 Acquisitions") all had occurred by September 30, 1996 for the pro forma consolidated balance sheet and at the beginning of the periods for the pro forma consolidated statements of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995. The assets to be acquired include Crystal Plaza, Crystal Towers, The Kenmore and 17 acres of land for development located in Springfield, Virginia.

  The pro forma consolidated financial statements are not necessarily indicative of what the Company's actual financial position would have been or the actual results of operations of the Company would have been assuming the completion of the Offering (including the assets to be acquired) and had the 1996 Acquisitions occurred by September 30, 1996 for the pro forma consolidated balance sheet and at the beginning of the period for the pro forma consolidated statements of operations, nor do the pro forma consolidated financial statements purport to represent the Company's financial position or results of operations at any future date or for any future period.

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                           (UNAUDITED) (IN THOUSANDS)

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS  PRO FORMA
                                             ---------- -----------  ---------
ASSETS
Rental property, at predecessor cost, net...  $268,540         --    $268,540
Rental property, acquired and developed,
 net........................................   202,487   43,480 (B)   341,190
                                                         69,673 (C)
                                                         16,010 (D)
                                                          9,540 (E)
Cash and cash equivalents...................     3,586   72,166 (A)     1,354
                                                           (375)(C)
                                                         (1,610)(C)
                                                        (72,166)(A)
                                                           (247)(D)
Tenants' security deposits..................     3,831      445 (G)     4,276
Escrow funds................................     6,449      900 (C)     7,349
Investment in and advances to Property
 Service Businesses and other ..............    11,364         --      11,364
Deferred charges, net.......................    18,345         --      18,345
Other assets................................     9,211         --       9,211
                                              --------               --------
    Total assets............................  $523,813               $661,629
                                              ========               ========
LIABILITIES AND EQUITY
Liabilities
  Mortgage loans............................  $416,911   33,800 (B)  $461,443
                                                         44,532 (C)
                                                        (33,800)(A)
                                                         (1,274)(D)
                                                          1,274 (D)
  Notes payable.............................   129,736  (38,066)(A)   102,484
                                                          1,274 (D)
                                                          9,540 (E)
  Accounts payable and accrued expenses.....    10,486         --      10,486
  Tenants' security deposits................     3,831      445 (G)     4,276
  Due to related parties....................       287         --         287
                                              --------               --------
    Total liabilities.......................   561,251                578,976
                                              --------               --------
Interest of Other Operating Partnership
 Unitholders................................       --     9,380 (B)    43,083
                                              --------               --------
                                                         24,056 (C)
                                                         (4,842)(F)
                                                         14,489 (D)
Shareholders' Equity
  Common stock..............................        99       27 (A)       126
  Additional paid-in capital................   (23,971)  72,139 (A)    53,010
                                                          4,842 (F)
  Retained deficit..........................   (13,566)               (13,566)
                                              --------               --------
    Total shareholders' equity..............   (37,438)                39,570
                                              --------               --------
  Total liabilities and equity..............  $523,813               $661,629
                                              ========               ========

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
       (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE/UNIT AMOUNTS)

(A) Sale of 2,700,000 shares of Common Stock in the Offering ($28.375 share price)

   Proceeds from Offering............................................ $76,613
   Costs associated with Offering....................................  (4,447)
                                                                      -------
       Net proceeds.................................................. $72,166
                                                                      =======
   Repayment of mortgage loans....................................... $33,800
   Repayment of notes payable........................................  38,066
   Payment of Crystal Plaza acquisition costs........................     300
                                                                      -------
       Total use of proceeds......................................... $72,166
                                                                      =======
   Par value of common stock issued.................................. $    27
   Additional paid in capital........................................ $72,139
                                                                      -------
                                                                      $72,166
                                                                      =======

(B) Acquisition of Crystal Plaza

   Purchase price of rental property................................. $43,180
   Mortgage debt..................................................... (33,000)
   Fair value adjustment to mortgage debt............................    (800)
                                                                      -------
   Value of Operating Partnership Units issued.......................   9,380
                                                                      =======
   Number of Operating Partnership Units issued (assuming a $28.375 unit price)...................................................... 330,573
                                                                      =======
   Purchase price of rental property................................. $43,180
   Acquisition costs.................................................     300
                                                                      -------
       Cost basis of rental property................................. $43,480
                                                                      =======
(C) Acquisition of Crystal Towers

   Purchase price of rental property................................. $69,298
   Mortgage debt..................................................... (46,002)
   Fair value adjustment to mortgage debt............................   1,470
                                                                      -------
                                                                       24,766
   Fannie Mae cash reserve...........................................     900
   Cash paid for Tower ownership interest............................  (1,610)
                                                                      -------
   Value of Operating Partnership Units issued....................... $24,056
                                                                      =======
   Number of Operating Partnership Units issued (assuming a $28.375 unit price)...................................................... 847,789
                                                                      =======
   Purchase price of rental property................................. $69,298
   Acquisition costs.................................................     375
                                                                      -------
       Cost basis of rental property................................. $69,673
                                                                      =======

(D) Acquisition of The Kenmore

   Purchase price of rental property................................. $15,763
   Mortgage debt.....................................................  (1,174)
   Fair value adjustment to mortgage debt............................    (100)
                                                                      -------
   Value of Operating Partnership Units issued....................... $14,489
                                                                      =======
   Number of Operating Partnership Units issued (assuming a $28.375
    Unit price)...................................................... 510,633
                                                                      =======
   Purchase price of rental property................................. $15,763
   Acquisition costs.................................................     247
                                                                      -------
       Cost basis of rental property................................. $16,010
                                                                      =======

(E) Acquisition of 17 acres of land located in Springfield, Virginia ("Springfield Land") for $9,540. Acquisition is assumed to be funded with proceeds from the Company's line of credit.

(F) To adjust the interest of Other Operating Partnership Unitholders for the issuance of Operating Partnership Units and shares of Common Stock in the Company. As of September 30, 1996, the interest of Other Operating Partnership Unitholders was a deficit of approximately $21,000. In accordance with generally accepted accounting principles, this deficit was charged to shareholders' equity. Consequently, the first $37,400 in equity raised in the Offering is used to restore the $21,000 deficit related to the interest of Other Operating Partnership Unitholders and the remaining deficit of approximately $16,400 in shareholders' equity. The remaining equity raised in the Offering and the equity value of the units issued in connection with the acquisitions of Crystal Towers, Crystal Plaza and The Kenmore are then allocated between the Company and the Other Operating Partnership Unitholders based on their relative ownership percentages of the Operating Partnership after adjusting for the issuance of the shares of Common Stock in the Offering and units issued for the acquisitions.

(G) Records tenant security deposits for Crystal Plaza, Crystal Towers and The Kenmore.

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
              (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            PRO FORMA ADJUSTMENTS
                                        -------------------------------
                                          OFFERING
                                         (INCLUDING
                                        ASSETS TO BE         1996
                             HISTORICAL  ACQUIRED)     ACQUISITIONS (A) PRO FORMA
                             ---------- ------------   ---------------- ---------
RENTAL PROPERTIES
  Revenues.................   $122,814    $16,449 (B)      $ 5,438      $144,701
  Expenses
    Operating..............     56,615      6,496 (B)        2,816        65,927
    Depreciation and amor-
     tization..............     13,476      2,422 (C)          561        16,459
                              --------    -------          -------      --------
      Total expenses.......     70,091      8,918            3,377        82,386
PROPERTY SERVICE BUSINESSES
  Equity in income of
   Property Service
   Businesses..............      4,789       (366)(B)                      4,423
Corporate general and ad-
 ministrative expenses.....     (2,207)                                   (2,207)
Interest income............        726                                       726
Interest expense...........    (32,248)      (501)(D)       (2,269)      (35,018)
                              --------    -------          -------      --------
Net income of the Operating
 Partnership...............     23,783      6,664             (208)       30,239
Interest of Other Operating
 Partnership Unitholders...     13,047      2,715 (E)                     15,762
Distributions in excess of
 earnings allocated to
 Other Operating
 Partnership Unitholders...      4,726     (4,726)(F)                        --
                              --------                                  --------
Net income.................   $  6,010                                  $ 14,477
                              ========                                  ========
Net income per share.......   $   0.61                                  $   1.15
                              ========                                  ========
Weighted average shares
 outstanding...............      9,878                                    12,578
                              ========                                  ========

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
              (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            PRO FORMA ADJUSTMENTS
                                         ------------------------------
                                           OFFERING
                                          (INCLUDING
                                         ASSETS TO BE        1996
                              HISTORICAL  ACQUIRED)     ACQUISITIONS(A) PRO FORMA
                              ---------- ------------   --------------- ---------
RENTAL PROPERTIES
  Revenues..................   $144,909    $21,096 (B)      $11,213     $177,218
  Expenses
    Operating...............     65,627      8,884 (B)        5,319       79,830
    Depreciation and amorti-
     zation.................     16,258      3,229 (C)        1,139       20,626
                               --------    -------          -------     --------
      Total expenses........     81,885     12,113            6,458      100,456
PROPERTY SERVICE BUSINESSES
  Equity in income of
   Property Service
   Businesses...............      6,868       (453)(B)                     6,415
Corporate general and
 administrative expenses....     (2,842)                                  (2,842)
Interest income.............      1,424                                    1,424
Interest expense............    (37,421)      (710)(D)       (5,060)     (43,191)
                               --------    -------          -------     --------
Net income of the Operating
 Partnership................     31,053      7,820             (305)      38,568
Interest of Other Operating
 Partnership Unitholders....     17,648      3,167 (E)                    20,815
Distributions in excess of
 earnings allocated to Other
 Operating Partnership
 Unitholders................      5,876     (5,876)(F)                       --
                               --------                                 --------
Net income..................   $  7,529                                 $ 17,753
                               ========                                 ========
Net income per share........      $0.81                                    $1.48
                               ========                                 ========
Weighted average shares
 outstanding................      9,311                                   12,011
                               ========                                 ========

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.
           NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND THE YEAR
                            ENDED DECEMBER 31, 1995
                      (UNAUDITED) (DOLLARS IN THOUSANDS)

  (A) During 1996 the Company acquired Van Ness South Apartments (on July 30,
1996), 1841 Columbia Road Apartments (on August 2, 1996), Charter Oak Apartments (on March 15, 1996), and Governor Spotswood Apartments (on March 14, 1996). The adjustments reflect the operations of the four acquisitions as if the purchases occurred on January 1, 1996 for the nine months ended September 30, 1996 and January 1, 1995 for the year ended December 31, 1995. Depreciation and amortization has been adjusted based on the allocated purchase price of the assets acquired and an estimated useful life of 40 years. Interest expense has been adjusted based on the additional financing incurred as a result of the acquisitions, using a weighted average borrowing rate of 7.3% and 7.9% for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

  (B) Rental revenues and operating expenses of the following assets to be acquired.

                                                NINE MONTHS ENDED  YEAR ENDED
                                                  SEPTEMBER 30,   DECEMBER 31,
                                                      1996            1995
                                                ----------------- ------------
REVENUES:
Crystal Plaza..................................      $ 5,605        $ 7,167
Crystal Towers.................................        8,556         10,962
The Kenmore....................................        2,288          2,967
                                                     -------        -------
                                                     $16,449        $21,096
                                                     =======        =======
OPERATING EXPENSES:
Crystal Plaza..................................      $ 2,339        $ 3,016
Crystal Towers.................................        3,368          4,764
The Kenmore....................................        1,155          1,557
                                                     -------        -------
                                                       6,862          9,337
                                                     -------        -------
Elimination of management fee..................         (687)          (859)
Property management costs in Property Service
 Businesses....................................          321            406
                                                     -------        -------
                                                        (366)          (453)
                                                     -------        -------
    Total......................................      $ 6,496        $ 8,884
                                                     =======        =======

  (C) Depreciation and amortization has been adjusted based on the allocated purchase price of the assets to be acquired and an estimated useful life of 40 years, as if the purchases occurred on January 1, 1996 for the nine months ended September 30, 1996 and January 1, 1995 for the year ended December 31, 1995.

  (D) The interest expense adjustment is comprised of the following.

                                                 NINE MONTHS ENDED  YEAR ENDED
                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       1996            1995
                                                 ----------------- ------------
Increase in interest expense for Crystal Towers
 mortgage loan (assuming weighted average
 interest rate of 7.3% for the nine months
 ended September 30, 1996 and 7.9% for the year
 ended December 31, 1995)......................       $(2,522)       $(3,626)
Decrease in interest expense for pay down of
 notes payable with proceeds from Offering
 (assuming a weighted average interest rate of
 7.3% for the nine months ended September 30,
 1996 and 7.9% for the year ended December 31,
 1995).........................................         2,084          3,007
Increase in interest expense for The Kenmore
 (assuming a weighted average interest rate of
 7.3% for the nine months ended September 30,
 1996 and 7.9% for the year ended December 31,
 1995).........................................           (63)           (91)
                                                      -------        -------
                                                      $  (501)       $  (710)
                                                      =======        =======

  Interest expense related to draws on the line-of-credit to purchase the Springfield Land were $522 and $754 for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively. These amounts are capitalized in the cost basis of the property in accordance with generally accepted accounting principles.

  (E) Interest of Other Operating Partnership Unitholders is adjusted for change in ownership interest as a result of units of the Operating Partnership and shares of stock of the Company being issued.

  (F) There are no distributions in excess of earnings allocated to Other Operating Partnership Unitholders as a result of the issuance of units in the Operating Partnership and shares of stock in the Company restoring a balance in the Interest of Other Operating Partnership Unitholders' account.

PROSPECTUS

                                  $200,000,000

                   CHARLES E. SMITH RESIDENTIAL REALTY, INC.

   DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK AND COMMON STOCK WARRANTS
                               _________________

   Charles E. Smith Residential Realty, Inc. (the "Company") may from time to time offer in one or more series (i) unsecured debt securities ("Debt Securities"), (ii) shares of preferred stock ("Preferred Stock"),
(iii) shares of common stock, $.01 par value per share ("Common Stock"), and
(iv) warrants exercisable for Common Stock ("Common Stock Warrants"), with an aggregate public offering price of up to $200,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Common Stock and Common Stock Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

   The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, any terms for redemption at the option of the Company or repayment at the option of the holder, any terms for any sinking fund payments, any terms for conversion into Preferred Stock or Common Stock of the Company, covenants and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Common Stock, any initial public offering price; and (iv) in the case of Common Stock Warrants, the specific title and aggregate number, and the issue price and the exercise price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

   The applicable Prospectus Supplement also will contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

   The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

  SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS
                 RELATING TO AN INVESTMENT IN THE SECURITIES.
                               _________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                               _________________
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                 MERITS OF THIS OFFERING.  ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.
                               _________________

                The date of this Prospectus is February 7, 1996

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed equity real estate investment trust ("REIT") that is engaged primarily in the acquisition, development, management and operation of multifamily properties in the Washington, D.C. metropolitan area. The Company, together with its subsidiaries, is a fully integrated real estate company with in-house acquisition, development, financing, marketing and property management and leasing expertise. The Company's primary strategy for growth is to acquire, develop, own and manage high quality multifamily properties for long-term income generation and value appreciation.

     The Company is the sole general partner and owns approximately 44% of the units of limited partnership interest ("Units") in Charles E. Smith Residential Realty L.P. (the "Operating Partnership") as of December 31, 1995. The other limited partners of the Operating Partnership are the former limited and general partners of partnerships that owned the properties, and the former owners of certain property service businesses, acquired by the Operating Partnership at the time of its formation in June 1994 or thereafter. All of the Company's properties, property interests, and business assets are owned by, and its operations conducted through, the Operating Partnership and its subsidiaries. In addition, the Operating Partnership owns 100% of the nonvoting common stock, which represents 99% of the total economic interest, of three operating companies (collectively, the "Property Service Businesses") which provide management and leasing services, engineering and technical services and interior construction and renovation services to the properties owned by the Operating Partnership and to other multifamily, retail, and office properties. As of December 31, 1995, the Company, through the Operating Partnership, owns 38 multifamily apartment communities containing a total of 14,150 units (the "Multifamily Properties"), two retail centers containing approximately 436,000 square feet of retail space (the "Retail Properties", and together with the Multifamily Properties, the "Properties"), all located in the Washington, D.C. metropolitan area. The Company also manages over 6,400 additional apartment units for other owners.

     The Company's executive offices are located at 2345 Crystal Drive, Crystal City, Arlington, Virginia 22202, and its telephone number is (703) 920-8500. The Company is a Maryland corporation formed in 1993, and completed its initial public offering on June 30, 1994. The Operating Partnership is a Delaware limited partnership formed in 1993; it commenced business operations on June 30, 1994.

                             RISK FACTORS

   Prospective investors should carefully consider, among other factors, the matters described below.

REAL ESTATE INVESTMENT RISKS

   General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate and the Company's ability to service debt will depend in large part on the amount of income generated, expenses incurred and capital expenditures required. The Company's income from multifamily or retail properties may be adversely affected by a number of factors, including the general economic climate and local real estate conditions, such as an oversupply of, or a reduction in demand, for apartment or retail space in the area and the attractiveness of the properties to residents and shoppers. In addition, income from properties and real estate values also are affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. Certain significant expenditures associated with each equity investment by the Company in a property (such as mortgage payments, if any, real estate taxes and maintenance costs) also are generally not reduced when circumstances cause a reduction in income from the property.

   Debt Financing.   The Company is subject to the risks associated with
debt financing, including the risk that the Company's cash provided by operating activities will be insufficient to meet required payments of principal and interest, the risks of rising interest rates on the Company's floating rate debt, the risk that the Company will not be able to prepay or refinance existing indebtedness on the Properties (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. In the event the Company is unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash flow available for distribution to equity holders or debt service. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

   Renewal of Leases and Reletting of Space at Retail Properties.   The
Company is subject to the risks that upon expiration of leases for space located at Retail Properties, the leases may not be renewed, the space may not be relet or the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. Although the Company has established an annual budget for renovation and reletting expenses that it believes are reasonable in light of each Retail Property's situation, no assurance can be given that this budget will be sufficient to cover these expenses. If the Company is unable to promptly relet or renew leases for all or substantially all of the space at its Retail Properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if the Company's reserves for these purposes prove inadequate, then the Company's cash provided by operating activities and ability to make expected distributions to shareholders or debt service payments could be adversely affected.

     Dependence on the Washington, D.C. Metropolitan Area Market. All of the Properties are located in the Washington, D.C. metropolitan area market, and the Company intends to concentrate future acquisitions and
development primarily in this market.   A decline in the economy or rental
activities in this market may adversely affect the ability of the Company to make distributions to its shareholders.

     Possible Environmental Liabilities. Under various Federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up certain hazardous substances released at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. The Company has not been notified by any governmental authority of any material non-compliance, liability or other claim in connection with any of the Properties and the Company is not aware of any other material environmental condition with respect to any of the Properties. No assurance, however, can be given that no prior owner created any material environmental condition not known to the Company, that no material environmental condition with respect to any Property has occurred during the Company's ownership thereof, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability.

     Rent Control Laws. As of December 31, 1995, nine of the Properties, representing 2,972 units or 21.0% of the total apartment units owned by the Company, which were built prior to 1976 and are located in the District of Columbia, are subject to the District's rent control laws that potentially restrict a property owner's ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Although these rent control provisions currently allow the maximum rent "ceiling" to be increased annually in response to several factors, recent legislative changes have limited the Company's ability to take full advantage of the available "ceilings" in any one year. Thus, no assurance can be given that the Company will be able to raise rents under the new legislation to levels that reflect future market rates.

     District of Columbia Tenants' Rights. Under the District of Columbia Rental Housing Conversion and Sale Act of 1980 (the "Conversion Act"), in the event of a "sale" of a residential property in the District of

Columbia, the tenants have a right of first refusal to purchase the property as well as a right to match offers made on the property by prospective purchasers. A transfer of all of the partnership interests of a partnership that owns such property, or a transfer of all of the stock of a corporation that owns such property, is considered to be a "sale" within the meaning of the Conversion Act. Consequently, essentially all future acquisitions and sales by the Company of residential properties located in the District of Columbia will be subject to the rights of the tenants of such properties to purchase the properties at the offered price. Such tenants' rights may make it difficult for the Company to purchase or sell residential properties located in the District of Columbia even if a purchase or sale were in the interests of the Company's shareholders.

CONFLICTS OF INTEREST

   Certain members of the Company's Board of Directors and officers (including Robert H. Smith and Robert P. Kogod) own Units in the Operating Partnership and, thus, may have interests that conflict with shareholders with respect to business decisions affecting the Company and the Operating Partnership. In particular, a holder of Units may suffer different and/or more adverse tax consequences than the Company upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties. These Unit holders and the Company, therefore, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. Although the Company, as the sole general partner of the Partnership, has the exclusive authority as to whether and on what terms to sell or refinance an individual Property, these Unit holders might seek to influence the Company not to sell or refinance the Properties, even though such sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt than would be in the best interests of the Company.

   Messrs. Smith and Kogod hold interests in certain companies that in the past have performed property management, leasing, construction management, insurance brokerage and other services with respect to the Properties. These companies may perform similar services for the Company in the future. As a result of their financial interest in these companies, Messrs. Smith and Kogod may realize benefits from transactions between such companies and the Company that are not realized by other shareholders of the Company. In addition, Messrs. Smith and Kogod, as directors of the Company, may be in a position to influence the Company to do business with companies in which they have a financial interest. Also, Messrs. Smith and Kogod continue to hold general and limited partnership interests in certain limited partnerships that own multifamily and commercial properties that were not acquired by the Company at the time the Company was formed and acquired its assets, which may give rise to conflicts of interest concerning the fulfillment of their responsibilities as officers and directors of the Company. Although the Company has adopted certain policies designed to eliminate or minimize potential conflicts of interest, including a policy which requires that transactions in which a director or officer of the Company has a conflict of interest be approved by a majority of the disinterested directors, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts, or that such transactions, if any, will be on terms as favorable to the Company as could be obtained in an arms-length transaction with a third party.

DEVELOPMENT AND ACQUISITION RISKS

   The Company intends to continue development of new multifamily and retail properties (including expansions of existing Properties on the land adjacent to those Properties) and to consider acquisitions of multifamily and retail properties where it believes that such development or acquisition is consistent with the business strategies of the Company. New project development is subject to a number of risks, including construction delays or cost overruns that may increase project costs, financing risks as described above, the failure to meet anticipated occupancy or rent levels as and when expected, failure to receive required zoning, occupancy and other governmental permits and authorizations and changes in applicable zoning and land use laws, which may result in the incurrence of development costs in connection with projects that are not pursued to completion. In addition, because the Company must distribute 95% of its taxable income in order to maintain its qualification as a REIT, the Company anticipates that new developments and acquisitions will be financed primarily through lines of credit or other forms of secured or unsecured construction financing.
If permanent debt or equity financing is not available on acceptable terms to refinance such new developments or acquisitions are undertaken without permanent financing, further development activities or acquisitions may be curtailed or cash available for distribution to shareholders or to meet debt service obligations may be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment. See
"Real Estate Investment Risks" above.

RISKS ASSOCIATED WITH LEVERAGE

     The Company intends to fund acquisitions and development of properties primarily through short-term borrowings, and also out of undistributed cash flow from operating activities. The Company expects to finance or refinance such properties on a longer term basis when market conditions are appropriate either with long-term indebtedness or equity financing, depending upon the economic conditions at the time of refinancing. The Company's debt-to-total market capitalization ratio (i.e., the ratio of total indebtedness to the market value of issued and outstanding Common Stock and Units plus total indebtedness) (the "Debt-to-Total Market Capitalization Ratio") as of September 30, 1995 was 47.9%. The Company has adopted a policy of incurring debt (including debt incurred under its line of credit) only if upon such incurrence the Company's Debt-to-Total Market Capitalization Ratio would be 60% or less. The Company's Articles of Incorporation, as amended (the "Charter"), however, do not contain any limitation on the amount or percentage of indebtedness that the Company may incur in the future. Accordingly, the Company could modify the current policy at any time. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that, in turn, could increase the Company's risk of default on its obligations and adversely affect the Company's funds from operations and ability to make expected distributions to its shareholders.

PROPERTY SERVICES RISKS; LACK OF VOTING CONTROL OVER PROPERTY SERVICE
BUSINESSES

     The Company's Property Service Businesses will continue to be subject to the risks associated with providing services to affiliated and unaffiliated multifamily, retail and office properties. These risks include the risk that management, leasing and other service contracts with property owners will be lost to competitors; that such contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms; that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Property Service Businesses, resulting in decreased management fee income; that leasing and other service activity generally may decline; and that the Property Service Businesses may not be retained to provide certain property services that property owners are not obligated to retain the Company to provide under existing contractual arrangements. Each of these developments could adversely affect the ability of the Property Service Businesses to make expected distributions to shareholders. In addition, the restrictions applicable to REITs under the Code may limit the Company's ability to expand its Property Service Businesses, and net income from such businesses will be subject to corporate income tax.

     The Company owns 100% of the nonvoting common stock, which represents 99% of the equity, of each of the Property Service Businesses, which conduct the Company's property services business for properties not owned by the Company. The members of the boards of directors of the Property Service Businesses are Messrs. Smith, Kogod and Ernest A. Gerardi, Jr., the Company's Chief Operating Officer. Separate partnerships consisting of certain executives active in the management of the Company and the Property Service Businesses and adult children of Messrs. Smith and Kogod own 100% of the voting common stock, representing 1% of the equity, of each Property Service Business. Therefore, such holders of the voting stock have the ability to elect and remove all members of the boards of directors of the Property Service Businesses. Although the Company's right to receive distributions with respect to its nonvoting common stock cannot be changed by the holders of the voting common stock, the Company is not able to elect directors of the Property Service Businesses, and, therefore, it does not have the right to control the day-to-day decisions of the Property Service Businesses. As a result, decisions relating to the day-to-day operations of the Property Service Businesses may not always reflect the interests of the Company and all of its shareholders.

CHANGES IN POLICIES

   The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by its board of directors. Although it has no present intention to do so, the board may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations, funds available for distributions to shareholders or debt service or the market price of the Securities. The Company cannot change its policy of seeking to maintain its qualification as a REIT without the approval of the holders of a majority of the Common Shares.

CERTAIN TAX RISKS

   Tax Liabilities as a Consequence of the Failure to Qualify as a REIT. The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994, and intends to continue to so operate. No assurance, however, can be given that the Company has so qualified or will be able to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions as to which there are only limited judicial and administrative interpretations. Certain facts and circumstances that may be wholly beyond the Company's control may affect its ability to qualify or to continue to qualify as a REIT. In addition, no assurance can be given that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the Federal income consequences of such qualification to the Company. If the Company fails to qualify as a REIT, it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax incurred in such event would significantly reduce the cash flow available for distribution to shareholders and to meet debt service obligations. See "Federal Income Tax Considerations--Taxation of the Company."

   REIT Distribution Requirements and Potential Impact of Borrowings.   To
obtain the favorable tax treatment associated with qualifying as a REIT under the Code, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income. See "Federal Income Tax Considerations--Taxation of the Company (Annual Distribution Requirements)." The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if management believed that then prevailing market conditions were not generally favorable for such borrowings.

   Other Tax Liabilities.   Even if the Company qualifies as a REIT, the
Company -- through the Operating Partnership and the Property Services Businesses -- will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax Considerations -- Taxation of the Company and -- Other Tax Considerations."

PRICE FLUCTUATIONS OF THE COMMON SHARES AND TRADING VOLUME; SHARES AVAILABLE FOR FUTURE SALE

   A number of factors may adversely influence the price of the Company's Common Stock in the public markets, many of which are beyond the control of the Company. These factors include possible increases in market interest rates, which may lead purchasers of Common Stock to demand a higher annual yield from distributions by the Company in relation to the price paid for Common Stock, the relatively low daily trading volume of REITs in general, including the Common Stock and any inability of the Company to invest the proceeds of a future offering of Securities in a manner that will increase earnings per share. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 1995, the Company also had authority to issue up to 12,205,439 shares of Common Stock (subject to the ownership limit described below) upon redemption of Units issued in connection with the formation of the Company and subsequent acquisitions. In addition, 2,015,000 shares of Common Stock of the Company have been reserved for issuance pursuant to share option and restricted share plans, and these shares will be available for sale in the public markets from time to time pursuant to exemptions from registration requirements or upon registration. No prediction can be made about the effect that future sales of Common Stock will have on the market prices of shares.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     In order to maintain its qualification as a REIT, not more than 50% in number or value of the outstanding capital stock of the Company may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to protect the Company from the risk of losing its REIT status due to a concentration of ownership among its shareholders, the Company has limited ownership of the issued and outstanding shares of capital stock by any single shareholder to 9.8% of either (i) the outstanding Common Stock or
(ii) the outstanding capital stock of the Company (determined in each case taking into account certain ownership attribution rules). The Board of Directors may waive the percentage ownership limit for certain entities (but not individuals) if it is satisfied that ownership in excess of this limit will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action is in the best interests of the Company. The Board of Directors has waived the percentage ownership limit in one instance, in the case of an investment adviser that holds approximately 12.7% of the Common Stock as the record owner on behalf of other beneficial owners. A transfer of shares of capital stock to a person who, as a result of the transfer, violates the ownership limit will be void. Shares of Common Stock acquired in breach of the limitation will be automatically exchanged for shares of a separate class of stock not entitled to vote or to participate in distributions ("Excess Stock"). In addition, ownership, either directly or indirectly under the applicable attribution rules of the Code, of stock in excess of the ownership limit generally will result in the conversion of those shares into Excess Stock. The Company will direct a holder of Excess Stock to sell such stock to the Company for the lesser of the price paid or the average closing price for the five trading days preceding the sale or to sell such stock to a person whose ownership of the stock does not violate the ownership limit. See "Description of Common Stock--Restrictions on Transfer; Excess Stock" for additional information regarding the ownership limits.

RESTRICTIONS ON ACQUISITION AND CHANGE IN CONTROL

   Various provisions of the Company's Charter restrict the possibility for acquisition or change in control of the Company, even if such acquisition or change in control were in the shareholders' interest, including the limit on the percentage of shares of Common Stock that may be owned by any person, the staggered terms of the Company's Directors and the ability of the board to issue preferred stock.


                           USE OF PROCEEDS

   Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to invest, contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership, the economic terms of which will be substantially identical to the terms of the Securities sold. The Operating Partnership would use such net proceeds for general business purposes, including the development and acquisition of additional properties and other acquisition transactions, the payment of certain outstanding debt and improvements to certain properties in the Company's portfolio.


                 RATIOS OF EARNINGS TO FIXED CHARGES

   The Company's ratio of earnings to fixed charges for the six months ended December 31, 1994 (operations commenced June 30, 1994) and for the nine months ended September 30, 1995 was 1.87 and 1.78, respectively.

   The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income
(loss) before gains from sales of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), the amortization of debt issuance costs and the interest element of rentals. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are unchanged from the ratios presented in this section.

   The Company completed its IPO in June 1994. Prior to such time, certain of the predecessor entities operated in a highly leveraged manner. As a result, although the Properties have historically generated positive net cash flow, the combined financial statements of the predecessor entities show a net loss for the six months ended June 30, 1994. Consequently, the computation of the ratio of earnings to fixed charges for such period indicates that earnings were insufficient to cover fixed charges by approximately $10.7 million. For the fiscal years ended December 31, 1993, 1992, 1991 and 1990, the ratio of earnings to fixed charges of the Company's predecessor entities, on a combined basis, was 1.26, 1.19, 1.05 and 1.11, respectively.

   The reorganization and recapitalization of the Company effected in connection with the IPO permitted the Operating Partnership to deleverage the Properties significantly, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the IPO.


                    DESCRIPTION OF DEBT SECURITIES

   The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities. The Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

   The Debt Securities will be direct, unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Debt Securities will be issued under one or more indentures (the
"Indentures"). Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior
Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"). The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references appearing herein are to sections of each Indenture unless otherwise indicated and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

   The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company as described under "--Subordination."

   Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company or as established in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

   It is anticipated that each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

   The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

   (1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

   (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

   (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

   (4) If convertible in whole or in part into Common Stock or Preferred Stock, the terms on which such Debt Securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

   (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

   (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

   (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

   (8) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

   (9) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

   (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

   (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (12) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (13) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture;

   (14) Whether such Debt Securities will be issued in certificate or book-entry form;

   (15) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (16) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

   (17) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

   (18) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

   The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

   Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Preferred Stock--Restrictions on Ownership" and "Description of Common Stock-- Restrictions on Transfer." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

   "Significant Subsidiary"   means any Subsidiary that is a
"significant subsidiary" (within the meaning of Regulation S-X promulgated under the Securities Act) of the Company.

   "Subsidiary"   means a corporation or a partnership a majority of the
outstanding voting stock or partnership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

   Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

   Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

   Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

   Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

   Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

   The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803).

CERTAIN COVENANTS

   Existence. Except as described above under "Merger, Consolidation or Sale", the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (by declaration of trust, by-laws and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

   Maintenance of Properties.   The Company will be required to cause all
of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1007).

   Insurance.   The Company will be required to, and will be required to
cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1008).

   Payment of Taxes and Other Claims.   The Company will be required to pay
or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

   Provision of Financial Information.   Whether or not the Company is
subject to Section 13 or 15(d) of the Exchange Act, the Company will be required, to the extent permitted under the Exchange Act, to file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Sections 13 or 15(d) if the Company were so subject (the
"Financial Information"), such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company also will in any event (x) within 15 days of each Required Filing Date (i) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the Financial Information and (ii) to file with the Trustee copies of the Financial Information, and
(y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, to supply copies of such documents to any prospective Holder (Section 1010).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

   Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

   Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder:
(i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section
501).

   If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

   Each Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

   Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

   Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section
512).

   Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).


MODIFICATION OF THE INDENTURES

   Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

   The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1013).

   Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes:
(i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;
(vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

   Each Indenture will provide that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof,
(ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

   Each Indenture will contain provisions for convening meetings of the Holders of Debt Securities of a series (Section 501). A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum.

   Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

SUBORDINATION

   Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on such Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the Holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the right of Holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities.

   Senior Debt will be defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (i) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (ii) indebtedness of the Company evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement,
(iii) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (iv) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Company,
(v) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (vi) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than
(1) any such indebtedness, obligation or liability referred to in clauses
(i) through (vi) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities. As used in the preceding sentence, the term "purchase money obligations" shall mean indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but shall not include any trade accounts payable. There will not be any restrictions in an Indenture relating to Subordinated Securities upon the creation of additional Senior Debt.

   If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

   The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

   Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance")
(Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as specified in the applicable Prospectus Supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

   Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

   "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

   Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

   In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause
(vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

   The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

   The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

REDEMPTION OF SECURITIES

   The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

   From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

   Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

   If the Company elects to redeem Debt Securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

 GLOBAL SECURITIES

   The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.


                    DESCRIPTION OF PREFERRED STOCK

   The Company is authorized to issue 145,000,000 shares of capital stock, $.01 par value, of which 95,000,000 shares are classified as Common Stock, 45,000,000 shares are classified as Excess Stock and 5,000,000 shares are not classified. The 5,000,000 shares that are not classified as part of an existing class of stock could be classified by the Board of Directors into one or more series of Preferred Stock. As of December 31, 1995, there was no Preferred Stock outstanding.

   Under the Company's Charter, the Board of Directors may from time to time establish and issue one or more series of Preferred Stock. The Directors may classify or reclassify any unissued Preferred Stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series.

   The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter and the Company's amended and restated bylaws (the "Bylaws").

GENERAL

   The Board of Directors is empowered by the Company's Charter to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors may determine the relative rights, preferences and privileges of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

   The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation:

   (l) The title and stated value of such Preferred Stock;

   (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

   (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

   (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred
        Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into shares of Common Stock of the Company, including the conversion price (or manner of calculation thereof);

   (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

   (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

   Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible Debt Securities.

DIVIDENDS

   Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trustees of the Company.

   Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement.
Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

   Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any capital shares of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

   Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

   If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

   The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

   Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not
(a) redeem any shares of Preferred Stock of any series unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed or
(b) purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

   If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number and series of shares of Preferred Stock to be redeemed; (iii) the redemption to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the
holder's conversion rights, if any, as to such shares shall terminate.   If
fewer than all of the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.


VOTING RIGHTS

   Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

   Whenever dividends on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock
(voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or
(ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two Directors.

   Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an ''Event''), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the shares of Preferred Stock remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

   The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

   As discussed below under "Description of Common Stock," applicable Maryland law provides that no shareholder, including holders of shares of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

   As discussed below under "Description of Common Stock--Ownership Limits," for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In addition to the ownership limitations described under "Description of Common Stock -- Restrictions on Transfer; Excess Stock -- Ownership Limits" (which limits may impact on the acquisition, holding and/or disposition of Preferred Stock), the Designating Amendment for each series of Preferred Stock may contain specific provisions restricting the ownership and transfer of shares of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

   The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.


                     DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized capital stock of the Company consists of 145,000,000 shares of capital stock, $.01 par value, of which 95,000,000 shares are classified as Common Stock, 45,000,000 shares are classified as Excess Stock and 5,000,000 shares are not classified. At December 31, 1995, there were 9,708,123 shares of Common Stock outstanding. Under the Company's Charter, the Board of Directors may issue, without any further action by the shareholders, shares of capital stock in one or more series having such preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as the Board of Directors may determine and as may be evidenced by articles supplementary to the Charter adopted by the Board of Directors. The following description of the terms and provisions of the shares of capital stock of the Company and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the Company's Charter.

   Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. Neither the Charter nor the Bylaws provide for cumulative voting for the election of directors. The Company depends upon distributions from the Operating Partnership to fund its dividends to shareholders. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon. Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares.

   Common Stock currently outstanding is listed for trading on the New York Stock Exchange (the ''NYSE''). The Company will apply to the NYSE to list the additional Common Stock to be sold pursuant to any Prospectus
Supplement, and the Company anticipates that such shares will be so listed.

   Both the Maryland general corporation law and the Company's Charter provide that no shareholder of the Company will be personally liable for any obligations of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder, and that the Company shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. In addition, it will be the Company's policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of the Company. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholder may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

CLASSIFICATION AND REMOVAL OF BOARD OF DIRECTORS; OTHER PROVISIONS

     The Charter of the Company provides for the Board of Directors to be divided into three classes of directors, with each class to consist as nearly as possible of an equal number of the directors. The terms of office of the first class of directors (2 directors) will expire at the 1998 annual meeting of shareholders; the term of the second class of directors (2 directors) will expire at the 1996 annual meeting of shareholders; and the term of the third class of directors (3 directors) will expire at the 1997 annual meeting of shareholders. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three year term, and the directors in the other two classes will continue in office. Because holders of Common Stock have no right to cumulative voting for the election of directors, at each annual meeting of shareholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

     The Charter also provides that, except for any directors who may be elected by holders of a class or series of capital stock other than Common Stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least 80% of all the votes entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the affirmative vote of the remaining directors and, in the case of a vacancy resulting from the removal of a director, by the shareholders by a majority of the votes entitled to be cast for the election of directors. A vote of shareholders holding at least 80% of all the votes entitled to be cast thereon is required to amend, alter, change, repeal or adopt any provisions inconsistent with the foregoing classified board and director removal provisions. Under the Charter, the power to amend the Bylaws of the Company is vested exclusively in the Board of Directors, and the shareholders will not have any power to adopt, alter or repeal the Bylaws absent amendment to the Charter. These provisions may make it more difficult and time consuming to change majority control of the Board of Directors of the Company and, thus, reduce the vulnerability of the Company to an unsolicited proposal for the takeover of the Company or the removal of incumbent management.

     Because the Board of Directors has the power to establish the preferences and rights of additional series of capital stock without further shareholder vote, the Board of Directors may afford the holders of any series of senior capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of any such senior capital stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors, however, currently does not contemplate the issuance of any series of capital stock other than the Common Stock and Excess Stock (see "--Restrictions on Transfer; Excess Stock" below).

     The Bylaws of the Company provide that, with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a shareholder who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of shareholders, nominations of persons for election to the Board of Directors may be made only (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

SPECIAL STATUTORY REQUIREMENTS FOR CERTAIN TRANSACTIONS

     Business Combination Statute. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested shareholders" unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a Company and an interested shareholder and requires a supermajority vote for such transactions after the end of the five-year period.

     "Interested Shareholders" are all persons owning beneficially, directly or indirectly, more than 10% of the outstanding voting stock of the Maryland corporation. "Business Combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to Interested Shareholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an Interested Shareholder or its affiliates for a period of five years after the date on which the shareholder first became an Interested Shareholder. Thereafter, the transaction may not be consummated unless recommended by the board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66-2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the Interested Shareholder. A Business Combination with an Interested Shareholder that is approved by the board of directors of a Maryland corporation at any time before an Interested Shareholder first becomes an Interested Shareholder is not subject to the special voting requirements. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66-2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Shareholders. Any such amendment is not effective until 18 months after the vote of shareholders and does not apply to any Business Combination of a corporation with a shareholder who was an Interested Shareholder on the date of the shareholder vote.

     As permitted by Maryland law, the Company has exempted from the Maryland business corporation statute any Business Combination with Messrs. Smith or Kogod, and all persons, firms and corporations affiliated with, or acting in concert or as a group with, either of them, as well as any Business Combination that involves the redemption of Units for shares of Common Stock.

     Control Share Acquisition Statute. Maryland law imposes limitations on the voting rights in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33-1/3% and 50% acquisition levels, and requires a 2/3 shareholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of a meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or by-laws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an acquiring person statement is not delivered to the target within 10 days following a control share acquisition. Moreover, unless the charter or by-laws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares that result in the acquiring person having majority voting power, then minority shareholders have appraisal rights. An acquisition of shares may be exempted from the control share statute, provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. Pursuant to the foregoing, the Company's Charter provides that any acquisition of shares of capital stock of the Company that is not prohibited by the terms of the restrictions on transfer described below under "--Restrictions on Transfer; Excess Stock" is exempted from the provisions of the control share acquisition statute.

RESTRICTIONS ON TRANSFER; EXCESS STOCK

     Ownership Limits. The Charter contains certain restrictions on the number of shares of capital stock that individual shareholders may own.
For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year in which the Company qualifies as a REIT). In addition, the capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to qualify as a REIT, the Charter of the Company contains restrictions on the acquisition of capital stock, including Common Stock.

     Subject to certain exceptions specified in the Charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, either (i) more than 9.8% in number or value of the issued and outstanding shares of Common Stock, or (ii) 9.8% in number or value of the issued and outstanding shares of capital stock of the Company (including both Common Stock and Preferred Stock), which even is more restrictive (the "Ownership Limit"). The Board of Directors in its discretion may waive the Ownership Limit with respect to a holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

     Messrs. Smith and Kogod, members of their families and entities that they control are subject to the Ownership Limit, and they also are subject to certain additional special ownership limitations. Messrs. Smith and Kogod, members of their families and entities that they control are prohibited from acquiring additional shares of Common Stock (or rights to acquire shares), if, as a result of, and giving effect to, such acquisition, any tenant would be regarded as a Related Party Tenant for purposes of Section 856(b)(2)(B) of the Code (see "Federal Income Tax Considerations--Requirements for Qualification--Gross Income Tests") and the Company would be considered to receive more than 0.5% of its gross annual revenue from Related Party Tenants.

     Notwithstanding any of the foregoing ownership limits, no holder may own or acquire, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's stock if such ownership or acquisition (i) would cause more than 50% in value of the Company's outstanding stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds),
(ii) would result in the Company's stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or
(iii) would otherwise result in the Company failing to qualify as REIT.

     If any shareholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or such transfer would cause the transferee to hold shares in excess of more than the applicable Ownership Limit or Existing Holder Limit, the purported transfer shall be null and void, and the intended transferee will acquire no rights or economic interest in the shares, and the shareholder will be deemed to have transferred the shares of Common Stock to the Company in exchange for shares of Excess Stock, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the ownership limit. In addition, if any person owns, either directly or constructively under the applicable attribution rules of the Code, shares of capital stock in excess of the applicable Ownership Limit, such person will be deemed to have exchanged the shares of capital stock that cause the Ownership Limit to be exceeded for an equal number of shares of Excess Stock, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the share can be transferred without violating the Ownership Limit.

     A person who holds or transfers shares such that shares of capital stock shall have been deemed to be exchanged for Excess Stock will not be entitled to vote the Excess Stock and will not be entitled to receive any dividends or distributions (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been exchanged for Excess Stock shall be repaid to the Company upon demand, and any dividend or distribution declared but unpaid shall be rescinded). Such person shall have the right to designate a transferee of such Excess Stock so long as consideration received for designating such transferee does not exceed a price that is equal to the lesser of (i) in the case of a deemed exchange for Excess Stock resulting from a transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, and (ii) the fair market value of the shares for which such Excess Stock will be deemed to be exchanged on the date of the designation of the transferee. For these purposes, fair market value on a given date is determined by reference to the average closing price for the five preceding days. The share of Excess Stock so transferred will automatically be deemed to be exchanged for shares of capital stock. Excess Stock may be purchased by the Company for the lesser of the price paid or the average closing price for the five days immediately preceding such purchase. The Company may elect to redeem the Excess Stock for Units.

     If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     Every owner (or deemed owner) of more than 5% (or such lower percentage as required by the Code or regulations thereunder) in number or value of the issued and outstanding shares of capital stock, including Common Stock, must file a written notice with the Company containing the information specified in the Charter no later than January 31 of each year. In addition, each shareholder shall be required upon demand to disclose to the Company in writing such information as the Company may request in order to determine the effect on the Company's status as a REIT of such shareholder's direct, indirect and constructive ownership of the shares.

     The foregoing ownership limitations also may have the effect of preventing or hindering any attempt to acquire control of the Company without the consent of the Board of Directors.

     Restrictions on Sale of Common Stock. Subject to certain limited exemptions, Messrs. Smith and Kogod and their spouses are prohibited from offering, selling, contracting to sell or otherwise disposing of any shares of Common Stock or Units received in the transactions of June 30, 1994 involving the initial public offering of the Company (or any shares of Common Stock received upon redemption of such Units) prior to June 30, 1996 without the written consent of Goldman, Sachs & Co. and the Company; this prohibition does not include shares of Common Stock or Units purchased by them for cash at the time of such transactions or subsequently acquired. See "Shares Available for Future Sale."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent, Registrar and Dividend Disbursing Agent for the shares of Common Stock is First Union National Bank of North Carolina.

                 DESCRIPTION OF COMMON STOCK WARRANTS

   The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants
offered hereby.   Further terms of the Common Stock Warrants and the
applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

   The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities offered thereby with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security offered thereby; (6) the date, if any, on and after which such Common Stock Warrants and the related shares of Common Stock will be separately transferable; (7) the price at which each of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum number of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.


                  FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following is a description of the material federal income tax consequences to the Company and holders of Securities of the treatment of the Company as a REIT under the applicable provisions of the Code. The applicable Prospectus Supplement will contain information about specific federal income tax considerations, if any, relating to Securities other than Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this discussion, the term "Company" refers solely to Charles E. Smith Residential Realty, Inc.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH PROSPECTIVE PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company will elect REIT status under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1994. The Company believes that it was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 1994, and that the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the Company's qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to its shareholders, and the diversity of its share ownership. No assurance can be given that the actual results of the operations of the Company for any taxable year will satisfy the requirement under the Code for qualification and taxation as a REIT.

     The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof.

     In any year in which the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it distributes currently to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax on any income that it does not distribute and will be subject to federal income tax in certain circumstances on certain types of income even though that income is distributed. In addition, the Property Services Businesses, which will not qualify as REITs, will be subject to federal corporate income tax on their net income.

REQUIREMENTS FOR QUALIFICATION.

     Organizational Requirements. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transfer certificates of beneficial interest;
(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and
(7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through
(4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company believes that it currently satisfies requirements
(1) through (6). In addition, the Company's Charter includes restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Stock -- Restrictions on Transfer; Excess Stock."

     Gross Income Tests. In order to maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, the Company must derive less than 30% of the its gross income (including gross income from prohibited transactions) for each taxable year from short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property).

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions (relating to the identity of the tenant, the computation of the rent payable, and the nature of the property leased) are met. The Company believes that no more than a de minimis amount of its gross annual income will fail to meet these conditions. The Company's belief with respect to this matter, however, is based upon the advice of counsel with respect to certain technical issues (regarding the determination of rents allocable to personal property and rent considered derived from related party tenants, neither of which would qualify as "rents from real property") that are not definitively answered under the Code, the Treasury Regulations, and published administrative interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will agree with these conclusions.

     In addition, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant." The Operating Partnership itself and the Property Service Businesses, which are not independent contractors, provide certain services with respect to the Properties. The Company received a ruling from the IRS that the provision of certain of these services will not cause the rents received with respect to the Properties to fail to qualify as "rents from real property." The Company also received a ruling from the IRS to the effect that certain revenues (including rents from corporate apartments, revenues from laundry equipment, and certain parking revenues) will qualify as "rents from real property." The Company will not provide services that it does not consider "usually or customarily rendered" in connection with the rental of property except through an "independent contractor."

     The Operating Partnership may receive fees for the performance of services with respect to properties in which the Operating Partnership has a partial interest. Only the portion of the management fee that corresponds to the Operating Partnership interest in such properties will qualify as "rents from real property." The Operating Partnership also may receive certain other types of non-qualifying income (including, for example, certain parking revenues, certain expense reimbursements, and dividends and interest from the Property Service Businesses (which qualify under the 95% gross income test but not under the 75% gross income test)). The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, a tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

     Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Operating Partnership owns 100% of the nonvoting stock of each of the Property Service Businesses. In addition, the Operating Partnership holds notes from each of the Property Service Businesses, and by virtue of its ownership of Units, the Company will be considered to own its pro rata share of the assets of the Operating Partnership, including the securities of each of the Property Service Businesses described above. The Operating Partnership, however, does not own more than 10% of the voting securities of any of the Property Service Businesses. In addition, the Company believes that the Company's pro rata share of the value of the securities of each of the Property Service Businesses does not exceed 5% of the total value of the Company's assets. There can be no assurance, however, that the IRS might not contend either that the value of the securities of one or more of the Property Service Businesses exceeds the 5% value limitation or that all or some of the Property Service Businesses shall be viewed as a single corporation for purposes of the 5% value limitation and that the value of the securities of that corporation exceeds the 5% limitation.

     The 5% value requirement must be satisfied not only on the date the Company acquires securities of the Property Service Businesses, but also each time the Company increases its ownership of securities of the Property Service Businesses (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their rights to have Units redeemed for shares of Common Stock and, at the options of the Company, cash). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in the Property Service Businesses.

     Annual Distribution Requirements. To qualify as a REIT, the Company generally must distribute to its shareholders at least 95% of its income each year. In addition, the Company will be subject to tax on the undistributed amount at regular capital gains and ordinary income rates and also may be subject to a 4% excise tax on undistributed income in certain events.

     The Company believes that it has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement. In that event, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends..

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN THE OPERATING PARTNERSHIP AND PROPERTY SERVICE BUSINESSES

     General. All of the Company's investments are through the Operating Partnership, and the Operating Partnership holds substantially all of the Properties through certain subsidiary partnerships. This structure may involve special tax considerations. These tax considerations include:
(a) the allocations of income and expense items of the Operating Partnership and such subsidiary partnerships, which could affect the computation of taxable income of the Company, (b) the status of the Operating Partnership and each such subsidiary partnership as partnership (as opposed to an association taxable as a corporation) for income tax purposes, and (c) the taking of actions by the Operating Partnership or any of such subsidiary partnerships that could adversely affect the Company's qualification as a REIT. The Company believes that the Operating Partnership and each of the subsidiary partnerships will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). If, however, the Operating Partnership or any of such subsidiary partnerships were treated as an association taxable as a corporation, the Company would fail to qualify as a REIT for a number of reasons.

     Tax Allocations with Respect to the Properties. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties) to the Partnership in the Formation Transactions. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code and the regulations thereunder, which allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of section 704(c) of the Code may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of the Formation Transactions, and
(ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale.

     Property Service Businesses. A substantial portion of the amounts used by the Operating Partnership to fund distributions to partners comes from the Property Service Businesses, through payments on notes issued by the Property Service Businesses and dividends on non-voting stock of the Property Service Businesses held by the Operating Partnership. The Property Service Businesses do not qualify as REITs and thus pay federal, state and local income taxes on their net income at normal corporate rates. The Property Service Businesses attempt to limit the amount of such taxes. There can be no assurance, however, whether or the extent to which measures taken to limit taxes will be successful. Moreover, even if those measures initially are successful, future increases in the income of the Property Service Businesses inevitably will be subject to income tax. To the extent that the Property Service Businesses are required to pay federal, state and local income taxes, the cash available for distribution to shareholders will be reduced accordingly. In addition, as described above, the value of the securities of each of the Property Service Businesses held by the Operating Partnership cannot exceed 5% of the value of the Operating Partnership's assets at a time when a Limited Partner exercises his or her redemption right (or the Company otherwise is considered to acquire additional securities of a Property Service Business). See "Requirements for Qualification -- Asset Tests." This limitation may restrict the ability of the Property Service Businesses to increase the size of their respective businesses unless the value of the assets of the Operating Partnership is increasing at a commensurate rate.

TAXATION OF HOLDERS OF COMMON STOCK

     Taxation of Taxable Domestic Shareholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. For purposes of determining whether distributions on the Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to Preferred Stock, if any, and second to the Common Stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any Preferred Stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a shareholder's Common Stock, they will be included in income as long-term capital gain (or short-term capital gain if the Common Stock have been held for one year or less), assuming the Common Stock are a capital asset in the hands of the shareholder.

     In general, a domestic shareholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute long-term capital gain or loss if the shareholder has held the shares for more than one year. Loss upon a sale or exchange of Common Stock by a shareholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distribution from the Company required to be treated by such shareholder as long-term capital gain.

     Under certain circumstances, domestic shareholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

     Taxation of Tax-Exempt Shareholders. The Company does not expect the distributions by the Company to a shareholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

     Taxation of Non-U.S. Shareholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it currently is a "domestically controlled REIT," and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price.

TAXATION OF HOLDERS OF DEBT SECURITIES, PREFERRED STOCK OR COMMON STOCK
WARRANTS

     Additional Tax Consequences for Holders of Debt Securities, Preferred Stock or Common Stock Warrants. If the Company offers one or more series of Debt Securities, Preferred Stock or Common Stock Warrants, then there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

OTHER TAX CONSIDERATIONS

     State and Local Taxes; District of Columbia Unincorporated Business Tax. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

     In this regard, the District of Columbia imposes an unincorporated business income tax, at the rate of 10.25% on the "District of Columbia taxable income" of partnerships doing business in the District of Columbia. Because certain of the Properties are located in the District of Columbia, the subsidiary partnership owning these properties will be subject to this tax. Thus, in effect, the Company's share of the "District of Columbia taxable income" attributable to the Properties located in the District of Columbia will be subject to this tax. The Operating Partnership and such subsidiary partnership will attempt to reduce the amount of income that is considered "District of Columbia taxable income," but it is likely that some portion of the income attributable to the Properties located in the District of Columbia will be subject to the District of Columbia tax. To the extent the Operating Partnership or such subsidiary partnership is required to pay the District of Columbia unincorporated business income tax, the cash available for distribution to the Company and, therefore, to its shareholders as dividends will be reduced accordingly. Moreover, a shareholder of the Company will not receive a credit against its own state income tax liability for its share of any District of Columbia unincorporated business income tax paid by the Operating Partnership or such subsidiary partnership. This tax would not apply if the Company were to own and operate its assets directly, rather than through the Operating Partnership; however, the Company's ability to eliminate the Operating Partnership and thus own its assets directly is severely limited.


                         PLAN OF DISTRIBUTION

   The Company may sell Securities in or through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

   Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

   Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

   Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.


                            LEGAL MATTERS

   The legality of the Debt Securities, the Preferred Stock, the Common Stock and the Common Stock Warrants offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C.


                               EXPERTS

   The Company's financial statements and related schedule incorporated by reference herein and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                        AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities
Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "10-K").

   2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

   3. The Company's current reports on Form 8-K dated November 1, 1995 and filed November 1, 1995 and dated December 22, 1995 and filed December 22, 1995.

   All documents filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

   Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

   The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to M. Bruce Snyder, the Company's Vice-President-Investor Relations, at 2345 Crystal Drive, Arlington, Virginia 22202, telephone number (703) 769-1000.

     As used herein, the term "Company" includes Charles E. Smith Residential Realty, Inc., a Maryland corporation, and one or more of its subsidiaries (including Charles E. Smith Residential Realty L.P., Smith Realty Company, Consolidated Engineering Services, Inc. and Smith Management Construction, Inc.) or, as the context may require, Charles E. Smith Residential Realty, Inc. only or Charles E. Smith Residential Realty L.P. (the "Operating Partnership") only.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DE-LIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------
                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
Summary..................................................................  S-3
Selected Financial Data.................................................. S-11
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-13
The Company.............................................................. S-19
Price Range of Common Stock and Dividend History......................... S-25
Use Of Proceeds.......................................................... S-25
Capitalization........................................................... S-26
Management............................................................... S-27
Underwriting............................................................. S-28
Legal Matters............................................................ S-29
Pro Forma Consolidated Financial Statements.............................. S-30

                                  PROSPECTUS
The Company..............................................................    2
Risk Factors.............................................................    2
Use of Proceeds..........................................................    7
Ratios of Earnings to Fixed Charges......................................    7
Description of Debt Securities...........................................    8
Description of Preferred Stock...........................................   19
Description of Common Stock..............................................   24
Description of Common Stock Warrants.....................................   29
Federal Income Tax Considerations........................................   29
Plan of Distribution.....................................................   35
Legal Matters............................................................   36
Experts..................................................................   36
Available Information....................................................   36
Incorporation of Certain Documents by Reference..........................   37


                               2,700,000 SHARES

                               CHARLES E. SMITH
                           RESIDENTIAL REALTY, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

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                             PROSPECTUS SUPPLEMENT

                                  -----------

                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                            LEGG MASON WOOD WALKER
                                 INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

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